Exhibit 99.3

Management's Discussion and Analysis

For the year ended
December 31, 2010

Table of Contents

FOURTH QUARTER AND FULL YEAR 2010 FINANCIAL AND OPERATIONAL HIGHLIGHTS		3
BACKGROUND		4
CORPORATE RESPONSIBILITY		4
CORPORATE DEVELOPMENTS		5
A.	EL MORRO TRANSACTION	5
B.	AMAPARI MINE SALE AGREEMENT	5
C.	REVOLVING CREDIT FACILITY	6
D.	UPDATE ON CERRO SAN PEDRO MINE RECENT COURT DECISION	6
RESERVES AND RESOURCES UPDATE		6
ECONOMIC TRENDS		7
SELECTED ANNUAL FINANCIAL INFORMATION		8
OVERVIEW OF 2010 FOURTH QUARTER FINANCIAL RESULTS		8
OVERVIEW OF 2010 FINANCIAL RESULTS		9
OPERATIONS REVIEW		10
A.	MESQUITE MINE, CALIFORNIA, USA	10
B.	CERRO SAN PEDRO MINE, MEXICO	12
C.	PEAK MINES, NEW SOUTH WALES, AUSTRALIA	15
PROJECT DEVELOPMENT REVIEW		17
A.	MESQUITE MINE, CALIFORNIA, USA	17
B.	CERRO SAN PEDRO MINE, SAN LUIS POTOSÍ, MEXICO	17
C.	PEAK MINES, NEW SOUTH WALES, AUSTRALIA	18
D.	NEW AFTON PROJECT, BRITISH COLUMBIA, CANADA	18
E.	EL MORRO PROJECT, ATACAMA REGION, CHILE	20
REVIEW OF FINANCIAL RESULTS		21
FOURTH QUARTER 2010 COMPARED TO FOURTH QUARTER 2009		21
QUARTERLY INFORMATION		25
BALANCE SHEET REVIEW		25
A.	ASSETS	25
B.	ASSET BACKED NOTES	25
C.	INVESTMENT IN BEADELL SHARES	26
D.	FUEL CONTRACTS	26
E.	GOLD HEDGE CONTRACTS	26
F.	LONG-TERM DEBT	27
G.	FUTURE INCOME AND MINING TAXES	29
H.	ASSET RETIREMENT OBLIGATION	30

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NON-GAAP MEASURE – TOTAL CASH COST(1) PER GOLD OUNCE CALCULATION		30
LIQUIDITY AND CAPITAL RESOURCES OUTLOOK		32
OUTLOOK		32
COMMITMENTS		34
CONTINGENCIES		34
A.	AMAPARI MINE	34
B.	EL MORRO TRANSACTION	34
C.	CERRO SAN PEDRO MINE	34
OFF-BALANCE SHEET ARRANGEMENTS		35
RELATED PARTY TRANSACTIONS		35
RISK FACTORS		35
FINANCIAL RISK MANAGEMENT		36
A.	CREDIT RISK	36
B.	LIQUIDITY RISK	37
C.	CURRENCY RISK	38
D.	INTEREST RATE RISK	40
E.	COMMODITY PRICE RISK	40
F.	ENVIRONMENTAL RISK	41
CONTRACTUAL OBLIGATIONS		42
OUTSTANDING SHARES		43
ACCOUNTING POLICIES TO BE IMPLEMENTED SUBSEQUENT TO DECEMBER 31, 2010		43
CRITICAL ACCOUNTING POLICIES AND ESTIMATES		43
A.	INVENTORIES	43
B.	MINERAL PROPERTIES	44
C.	RECLAMATION OBLIGATIONS	45
D.	FUTURE TAX ASSETS AND LIABILITIES	45
E.	REVENUE RECOGNITION	45
F.	STOCK-BASED COMPENSATION	46
INTERNATIONAL FINANCIAL REPORTING STANDARDS		46
CONTROLS AND PROCEDURES		54
ENDNOTES		56
CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES		56
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS		57

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NEW GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2010
(IN UNITED STATES DOLLARS, EXCEPT WHERE NOTED)

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. (“New Gold” or the “Company”) and its subsidiaries and including its predecessor entities. This MD&A should be read in conjunction with New Gold’s audited consolidated financial statements for the years ended December 31, 2010 and 2009, and related notes thereto which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. The reader is cautioned not to place undue reliance on forward-looking statements. All figures are in United States dollars and tabular amounts are in thousands, unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of March 3, 2011. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

FOURTH QUARTER AND FULL YEAR 2010 FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪	Fourth quarter gold production increased by 11% to 124,445 ounces from 111,672 ounces in the same period in 2009, representing the Company’s highest ever quarterly production.

▪	Fourth quarter gold sales of 116,964 ounces, up 10% from 106,475 ounces in the same period in 2009.

▪	Cash flow from operations increased by 63% to $88.0 million from $54.4 million in the same period in 2009.

▪
Fourth quarter total cash cost(1) per ounce sold, net of by-product sales, decreased by $118 per ounce to  $354 per ounce from $472 per ounce in the same period in 2009, representing the lowest cost quarter in the Company’s history.

▪	Net earnings from continuing operations during the fourth quarter of $72.9 million or $0.19 per basic share compared to a loss of $2.3 million or $(0.01) per basic share in the same period in 2009.

▪	Quarterly Earnings from mine operations of $83.9 million, up from $39.7 million in the same period in 2009.

▪	In the quarter, New Gold disposed of its shares in Beadell Resources Limited (“Beadell”) for net proceeds of $58.4 million and recorded a related gain on sale of investments of $39.7 million.

▪
On December 16, 2010, New Gold entered into an agreement with a syndicate of banks to establish a $150.0 million undrawn revolving credit facility (“Facility”) further enhancing the Company's financial flexibility.

▪
In the fourth quarter, underground development at New Afton advanced a total of 1,394 metres compared to an advance of 1,066 metres in the third quarter of 2010.  New Afton 2010 underground development of 3,873 metres beat target by 11%.

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▪	Cerro San Pedro remains fully operational achieving record quarterly performance, producing 38,874 ounces of gold at a total cash cost(1) of $138 per ounce, net of by-product sales.

▪	Cash and cash equivalents totaled $490.8 million at December 31, 2010, up 81% from $271.5 million (including restricted cash) at December 31, 2009.

BACKGROUND

New Gold Inc. is an intermediate gold producer with a portfolio of global assets in the United States, Mexico, Australia, Canada and Chile. The Company’s operating assets consist of the Mesquite gold mine (“Mesquite Mine”) in the United States, the Cerro San Pedro gold-silver mine (“Cerro San Pedro Mine”) in Mexico, and the Peak gold-copper mines (“Peak Mines”) in Australia. Significant development projects include the New Afton copper-gold project (“New Afton”) in Canada and a 30% interest in the El Morro copper-gold project (“El Morro”) in Chile. New Gold has an objective of continuing to grow, both organically and through acquisitions, to become the leading intermediate gold producer. New Gold plans on achieving this vision through:

▪	Delivering on operational targets (safety, cost, production, environmental and social responsibility);

▪	Maintaining a strong financial position;

▪	Internal growth through project development and the continuous improvement of existing operations; and

▪	External growth through additional value enhancing merger and acquisition opportunities.

New Gold is working towards maximizing shareholder value through diversified production, maintaining a reduced risk profile and enhancing growth potential.

CORPORATE RESPONSIBILITY

The Company’s commitment to disciplined growth is entrenched in the concept of growing responsibly. This underlies management’s belief that economic achievement, environmental performance and social contributions are indivisible components in the success of the Company.  The Company has a Health, Safety, Environment and Sustainability Policy in place outlining this commitment.

The Company actively engages in meaningful dialogue with local community residents and organizations to identify economic, training, social and development priorities and contributes to the development of the communities surrounding its operations.

New Gold’s corporate responsibility objectives are to prevent pollution, minimize the impact the operations may cause to the environment and practice the progressive rehabilitation of areas impacted by its activities. The Company has a history of operating in a socially responsible and sustainable manner, and of meeting international standards in the three countries where it currently operates mines. The Company is a member of the Canadian Business for Social Responsibility and is a partner of the United Nations Global Compact.

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CORPORATE DEVELOPMENTS

A.	EL MORRO TRANSACTION

On October 12, 2009, Barrick Gold Corporation (“Barrick”) announced that it had entered into an agreement with Xstrata Copper Chile S.A. (“Xstrata”), a wholly owned subsidiary of Xstrata Plc, to acquire Xstrata’s 70% interest in the El Morro copper-gold project in Chile. New Gold, through its subsidiary Datawave, held a right of first refusal over Xstrata’s 70% interest which came into effect when the agreement with Barrick was announced.

On January 7, 2010, Datawave provided notice to Xstrata, of the exercise of its right of first refusal to acquire Xstrata’s 70% interest in the El Morro project for $463.0 million. The Company completed this transaction on February 16, 2010. Goldcorp Inc. (“Goldcorp”) loaned $463.0 million to a Datawave subsidiary to fund the exercise of the right of first refusal. After acquisition of Xstrata’s 70% interest by a Datawave subsidiary, Datawave sold that subsidiary to a subsidiary of Goldcorp.

Concurrent with the sale of the Datawave subsidiary to a subsidiary of Goldcorp, Datawave received a $50.0 million payment and the parties amended the terms of the existing El Morro Shareholders Agreement ("the Agreement").

Under the revised Shareholders Agreement, Goldcorp has agreed to fund 100% of Datawave’s share of the development and construction capital for the project, which was estimated in the El Morro feasibility study at approximately $2.5 billion. Under the former Xstrata carried funding arrangements, the Company would have been required to fund approximately $225.0 million or 9% of the project capital before completion of the project, however under the new funding arrangement, New Gold will not need to fund any of the project capital before completion of development and construction.

As a result of these transactions, New Gold will continue its participation as a 30% partner in the El Morro project under the amended Agreement.

On January 13, 2010, New Gold received a Statement of Claim filed by Barrick in the Ontario Superior Court of Justice, against New Gold, Goldcorp and affiliated subsidiaries. A Fresh Amended Statement of Claim was received in August 2010 which included Xstrata and its affiliated subsidiaries as defendants. The claim relates to New Gold’s exercise of its right of first refusal with respect to the El Morro copper-gold project. New Gold believes the claim is without merit and intends to defend this action using all available legal avenues.

B.	AMAPARI MINE SALE AGREEMENT

On January 27, 2010, the Company announced the signing of an agreement to sell its Brazilian subsidiary Mineracao Pedra Branca do Amapari Ltda. ("MPBA"), which holds the Amapari Mine and other related assets, to Beadell. The transaction closed on April 13, 2010 and New Gold received gross proceeds of $37.0 million in cash and 115 million Beadell shares valued on the closing date of the transaction at $18.6 million.  On December 1, 2010, New Gold announced the sale of its 115 million Beadell shares, with Beadell’s consent to release the shares from a 12 month escrow, at A$0.53 per share for total net proceeds for $58.4 million.  Total proceeds inclusive the sale of Beadell shares was $95.4 million.

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C.	REVOLVING CREDIT FACILITY

On December 16, 2010, New Gold entered into an agreement with a syndicate of banks to establish a $150.0 million revolving credit facility further enhancing the Company's financial flexibility. The Facility has an initial term of three years, with annual extensions permitted, and provides New Gold with additional liquidity supplementing the Company's already strong cash position.

D.	UPDATE ON CERRO SAN PEDRO MINE RECENT COURT DECISION

New Gold owns 100% of the Cerro San Pedro Mine through the Mexican Company, Minera San Xavier S.A. de C.V. (“MSX”).

The Cerro San Pedro Mine is in full operation and legal challenges relate primarily to a land use dispute; New Gold is in compliance with all environmental permits at Cerro San Pedro Mine.

On November 18, 2009 PROFEPA, the Mexican environmental enforcement agency, issued an order that MSX was to suspend mining operations at the Cerro San Pedro Mine.  PROFEPA’s order followed  a ruling by the Federal Court of Fiscal and Administrative Justice (“FCFAJ”) in September 2009 that SEMARNAT, the Mexican government’s environmental protection agency, nullify the Mine’s Environmental Impact Statement (“EIS”) which was issued in 2006.  The First Federal District Court in San Luis Potosi has issued injunctions to ensure that operations at the Cerro San Pedro Mine continue during the appeals process. The latest injunction was received on October 4, 2010.

MSX appealed the September 2009 ruling of the FCFAJ. A hearing was held in the Third Federal District Court in Mexico City in April 2010 and a negative decision was issued by the court in July 2010. MSX appealed the negative decision and in November 2010, a Collegiate Appeals Court in Mexico City ruled unanimously in favour of MSX’s position in its appeal against the September 2009 nullification of the EIS.  That ruling effectively reestablishes the validity of the mine’s 2006 EIS.

MSX continues to work with all levels of government and other external stakeholders to maintain uninterrupted operation at the Cerro San Pedro Mine.

RESERVES AND RESOURCES UPDATE

At December 31, 2010, New Gold's attributable proven and probable gold reserves increased to 8.4 million ounces from 8.2 million ounces.  The 8.4 million ounces represents a 0.8 million ounce increase when adjusting for the approximately 0.6 million ounces mined during 2010.  Total measured and indicated gold resources, inclusive of reserves, were 12.9 million ounces.  Highlights of the reserve and resource update include:

▪	Mesquite Mine replaced 2010 ounces mined and added 0.8 million ounces in measured and indicated resources;

▪	El Morro gold and copper reserves increased 22% and 8% to 2.5 million ounces and 1.8 billion pounds, respectively;

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▪	Cerro San Pedro Mine inferred manto sulphide resource increased by 30%; and

▪	Peak Mines measured and indicated resources increased by 15% to 1.0 million ounces.

For details of the Company’s reserves and resources and related key assumptions and parameters, please refer to the news release New Gold Announces Highest Gold Production and Lowest Cash Cost in its History and Provides 2011 Guidance, filed under www.sedar.com and dated February 2, 2011. Mark Petersen, Vice President, Exploration of New Gold, who is a Qualified Person under NI 43-101, has supervised the preparation of the technical information disclosed above.

ECONOMIC TRENDS

The past year has seen a high level of volatility in commodity prices, which was primarily driven by general economic uncertainties.  Many economists are forecasting continued uncertainty, however there seem to be signs of recovery in some Western economies such as the U.S. and Germany and emerging markets appear set to support the solid global growth estimates of some economists.

In the fourth quarter of 2010, gold has surpassed its 2009 highs of just over $1,200 per ounce and continues to sell at a high levels averaging $1,367 per ounce. However, in early 2011 gold has retreated slightly from its 2010 closing price of $1,406 per ounce, primarily due to some market commentators’ views that a more stable and coordinated growth profile is emerging in many global regions and significant government support may no longer be integral to growth prospects. Conflicting views on these issues continue to generate uncertainty over the strength and timing of economic recovery and have the potential to increase volatility and be supportive of gold and other precious metal prices.

The price of gold is the largest single factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company will be closely correlated to the prevailing price of gold. However, copper will become more important as New Afton achieves commercial production in 2012 based on current development plans.  During the fourth quarter of 2010, New Gold had an average realized gold price(2) of $1,316 per ounce (including monthly deliveries of 5,500 ounces of gold hedged at the Mesquite Mine at $801 per ounce) which was 4% below an average market gold price of $1,367 per ounce.  For the full year 2010, New Gold had an average realized gold price(2) of $1,194 per ounce (including monthly deliveries of 5,500 ounces of gold hedged at the Mesquite Mine at $801 per ounce) which was 3% below an average market gold price of $1,225 per ounce.

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SELECTED ANNUAL FINANCIAL INFORMATION
(U.S. dollars in thousands, except ounces, per ounce and per pound amounts)

	Three months ended December 31,		Year ended December 31,
	2010 2009		2010	2009	2008
Operating Data (1)
Tonnes of ore mined (000's)	6,413	7,429	22,857	21,943	6,958
Tonnes of waste mined (000's)	13,295	8,800	52,570	38,409	16,623
Ratio of waste to ore	2.07	1.18	2.30	1.75	2.39
Gold (ounces):
Produced	124,445	111,672	382,911	301,773	233,103
Sold	116,964	106,475	369,077	292,407	237,590
Silver (ounces):
Produced	700,988	312,848	2,188,235	1,496,958	572,575
Sold	696,161	298,107	2,143,721	1,475,317	595,211

Copper (000's of pounds):
Produced	4,236	3,905	15,340	15,613	8,249
Sold	4,709	4,831	14,050	13,901	7,754
Realized prices(2):
Gold ($/ounce)	1,316	1,074	1,194	987	863
Silver ($/ounce)	26.98	17.36	21.40	14.48	12.73
Copper ($/lb)	3.89	2.94	3.48	2.54	1.25
Total cash cost per gold ounce sold(3)	354	472	428	465	566
Financial Data
Revenues	189,355	131,765	530,450	323,780	143,083
Earnings from mine operations	83,890	39,682	203,096	88,621	21,402
Net earnings (loss) from continuing operations	72,879	(2,295)	134,931	(183,434)	70,884
Earnings (loss) per share – basic:
From continuing operations	0.19	(0.01)	0.35	(0.60)	0.48
From discontinued operations	-	(0.01)	0.11	(0.04)	(1.17)
Total	0.19	(0.02)	0.45	(0.64)	(0.69)
Operating cash flows from continuing operations	88,008	54,356	182,260	78,981	23,073

(1)
The 2008 and 2009 tables include results for the Amapari Mine which is presented as a discontinued operation for financial reporting purposes. The company acquired Mesquite Mine on May 27th, 2009. The 2009 table presented is for comparative purposes only.

(2)	Realized price is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP. See Endnote 2 at the end of this MD&A.
(3)
Total cash cost is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP.  See Endnote 1 at the end of this MD&A.  The calculation of total cash cost per ounce of gold sold for the Peak Mines is net of by-product copper sales revenue.  The calculation of total cash cost per ounce of gold for the Cerro San Pedro Mine is net of by-product silver sales revenue.

OVERVIEW OF 2010 FOURTH QUARTER FINANCIAL RESULTS

In the fourth quarter of 2010, net earnings from continuing operations was $72.9 million, which increased from a net loss of $2.3 million in the prior year period. The increase in net earnings from operations is attributed to higher realized commodity prices, increased production and related sales, lower cash cost per ounce and a lower loss on foreign exchange relative to 2009. The Company also recorded a gain on sale of investments related to shares held in Beadell of $39.7 million. Additionally, the Company had realized and unrealized gain on investments related to Asset Backed Notes of $2.1 million in the fourth quarter of 2010 relative to a loss of $14.6 million in the fourth quarter of 2009.  Offsetting these relative benefits are an unrealized loss on revaluing the prepayment option related to the senior secured notes of $3.9 million for

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which there is no prior period comparative, a higher tax expense, and the write-down of the Liberty Bell property which resulted in an impairment charge of $15.7 million.

The Company sold 116,964 ounces of gold during the fourth quarter of 2010, compared to 106,475 ounces in the same prior year period. In addition to increased ounces sold, the increase in average realized price(2) of gold has increased from $1,074 to $1,316 per ounce which contributed to a 44% increase in revenues to $189.4 million. Coupled with the revenue increase, the reduction in cash cost(1) per ounce of gold sold to $354 per ounce from $472 in the same prior year period caused earnings from mine operations to increase from $39.7 million in the fourth quarter of 2009 to $83.9 million in the fourth quarter of 2010.

Cash flow from continuing operations for the fourth quarter of 2010 was $88.0 million compared to $54.4 million for the same period in 2009. The significant increase in quarterly cash flow is a direct result of the Company's strong operating performance during the quarter, improvements to working capital, primarily inventory, and higher realized commodity prices.

OVERVIEW OF 2010 FINANCIAL RESULTS

In 2010, net earnings from continuing operations was $134.9 million compared to a net loss from continuing operations of $183.4 million in the prior year. Adjusted for the goodwill impairment, the prior period net earnings from continuing operations was $8.7 million. The increase in net earnings from operations is attributed to higher realized commodity prices, increased production and related sales, an unrealized gain on the mark to market value of the prepayment option on the senior secured notes of $7.7 million for which there is no prior period comparative, realized and unrealized gain on investments related to the mark to market of Asset Backed Notes of  $9.1 million relative to  $0.4 million in the prior period, and a considerably smaller exchange rate loss relative to the prior year period. The Company also recorded a gain on sale of investments related to shares held in Beadell of $39.7 million. Offsetting these relative benefits are $12.4 million of realized and unrealized gains related to derivative instruments recognized in 2009 (of which $3.4 million was recorded in revenue) compared to a loss of $20.0 million for 2010 which was recorded in revenue. The 2009 benefit relates to pre-hedge accounting gains on gold and fuel hedges. Additionally, a gain on redemption of long term debt of $14.2 million was realized in 2009 compared to $nil for the current year and the write-down of the Liberty Bell property resulted in an impairment charge of $15.7 million.

The Company sold 369,077 ounces of gold during 2010, compared to 292,407 ounces in the same prior year period. In addition to increased ounces sold, the increase in average realized price(2) of gold from  $987 to $1,194 per ounce contributed to a 64% increase in revenues to $530.5 million. Corporate administration costs were higher at $32.6 million, compared to $24.7 million in 2009, as a result of a negative foreign exchange impact (as majority of general and administrative costs are denominated in Canadian dollars), higher stock compensation expense, additional legal fees incurred and an increased corporate salary base as 2009 only included seven months of corporate overhead from Western Goldfields Inc. post-acquisition.

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OPERATIONS REVIEW
(tabular data in thousands of U.S. dollars unless otherwise stated)

A.	MESQUITE MINE, CALIFORNIA, USA

The Company’s Mesquite Mine is located in Imperial County, California, approximately 70 kilometres northwest of Yuma, Arizona and 230 kilometres east of San Diego, California. The Mesquite Mining District lies beneath alluvial pediment deposits at the base of the Chocolate Mountains. The mine was operated between 1985 – 2001 by Goldfields Mining Corporation, subsequently Santa Fe Minerals Corporation, and finally Newmont Mining Corporation with Western Goldfields Inc. acquiring the mine in 2003. New Gold acquired the Mesquite Mine as part of the acquisition of Western Goldfields Inc. on May 27, 2009. The mine resumed production in 2008. In its history, the Mesquite Mine has been subject to significant exploration with over 6,000 reverse circulation drill holes having been completed during its life. Recent exploration has been focused on the areas surrounding the three existing pits: Rainbow, Big Chief and Vista.

The Mesquite operations are included in New Gold’s operating results for the full year of 2010. Prior year end information, presented below, is for comparative purposes only as New Gold acquired the Mesquite operations on May 27, 2009.

	Three Months Ended December 31,		Year Ended December 31,
	2010	2009	2010	2009
Operating Data
Tonnes of ore mined (000's)	3,301	4,409	11,327	13,084
Tonnes of waste removed (000's)	8,052	5,701	35,990	40,857
Ratio of waste to ore	2.44	1.29	3.18	3.12
Tonnes of ore to leach pad (000's)	3,301	4,409	11,327	13,084
Average gold grade (grams/tonne)	0.94	0.63	0.62	0.51
Gold (ounces):
Produced (1)	55,990	61,245	169,023	150,002
Sold	50,393	55,861	169,571	143,509
Realized prices: (2)
Gold ($/ ounce) (3)	1,234	1,041	1,117	955
Total cash cost per gold ounce sold (4)	544	551	596	596

Financial Data
Revenues	62,208	58,158	189,361	136,004
Earnings from mine operations	27,122	18,332	62,086	29,948

(1)	Tonnes of ore processed each quarter does not necessarily correspond to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
(2)	Realized price is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP. See Endnote 2 at the end of this MD&A.
(3)	Includes realized gains and losses from gold hedge settlements.
(4)	Total cash cost is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP. See Endnote 1 at the end of this MD&A.

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FOURTH QUARTER OF 2010 COMPARED TO FOURTH QUARTER OF 2009

Gold production for the quarter ended December 31, 2010 was 55,990 ounces compared to 61,245 ounces produced in the same period in 2009. Despite higher total tonnes mined period over period, gold production was lower in the fourth quarter of 2010 compared to fourth quarter of 2009 due to a less favourable strip ratio. Period over period, the average head grade increased to 0.94 g/t from 0.63 g/t.

Revenue for the quarter ended December 31, 2010 was $62.2 million compared to $58.2 million in the same period last year. The change was due largely to an increase in gold prices partially offset by a decrease in ounces sold. Gold ounces sold were 50,393 ounces in 2010 compared to 55,861 ounces in 2009, a decrease of 10% due to lower production. The average realized gold price(2) during the fourth quarter of 2010 was $1,234 per ounce, including hedged gold ounce settlements at $801 per ounce, compared to  $1,041 per ounce in the same prior year period.  This is lower than the average London Metals Exchange PM gold fix price of $1,367 per ounce as a result of the impact of the hedged ounces.

Total cash cost(1) per ounce of gold sold for the quarter ended December 31, 2010 was $544 per ounce compared to $551 per ounce in the same prior year period. The total cash cost(1) decrease is primarily attributable to the use of a mining contractor and certain non-recurring maintenance costs during the fourth quarter of 2009 which did not reoccur during the fourth quarter of 2010.  The decreases in cost were partially offset by higher diesel consumption and price during the fourth quarter when compared to the same period in 2009.

Mesquite generated $27.1 million in earnings from mine operations in the fourth quarter of 2010 compared to $18.3 million in the same period of the prior year due to lower operating cost per ounce sold and higher average realized gold price(2) per ounce sold.

Cash flow relating to capital expenditures totaled $0.3 million and $0.3 million for the three month periods ended December 31, 2010 and 2009, respectively.

YEAR ENDED 2010 COMPARED TO YEAR ENDED 2009

Gold production for the year ended December 31, 2010 was 169,023 ounces compared to 150,002 ounces produced in 2009. The increase in 2010 gold production is primarily attributable to increases in gold grade and leach pad recoveries reaching their steady state when compared to 2009 and was partially offset by lower tonnes placed on the leach pad during the year.

Revenue for the year ended December 31, 2010 was $189.4 million compared to $136.0 million in the same period last year due to a significant increase in ounces sold to 169,571 ounces in 2010 from 143,509 ounces in 2009, an increase of 18%. The average realized gold price(2) during 2010 of $1,117 per ounce, including hedged gold ounce settlements at $801 per ounce, was lower than the average London Metals Exchange PM gold fix price of $1,225 per ounce. In 2009, the Mesquite Mine recognized an average realized gold price (2) of $955 per ounce of gold sold.

Total cash cost(1) per ounce of gold sold for the year ended December 31, 2010 was consistent with 2009 at $596 per ounce. The total cash cost(1) benefitted during the year from lower mine fleet maintenance costs.

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In addition, one-time 2009 costs related to the use of a mining contractor were not incurred in 2010.  These cost benefits were offset by higher diesel consumption and price during 2010 when compared to 2009.

As a result of the increased production and higher realized gold prices, Mesquite generated $62.1 million in earnings from mine operations in 2010 compared to $29.9 million in the same period of the prior year.

Cash flow relating to capital expenditures totaled $3.1 million and $1.3 million respectively for the year ended December 31, 2010 and 2009 and constituted capital expenditures related to running of the mine.

B.	CERRO SAN PEDRO MINE, MEXICO

The Cerro San Pedro Mine is located in the state of San Luis Potosí in central Mexico, approximately 20 kilometres east of the city of San Luis Potosí. The project property consists of 36 mining and exploration concessions (this number reflects previously held larger number of concessions which have been consolidated for administrative purposes) totaling 78 square kilometres in the historic Cerro San Pedro mining district. The current focus of exploration is on the southern half of a two-plus kilometre San Pedro trend of gold-silver-zinc-lead mineralization that extends south from beneath the current open pit mine operation.

The Cerro San Pedro Mine achieved ISO 14001 certification of its environmental management system and has a record of compliance with Mexican and international environmental standards. Despite MSX’s enviable record with Mexican and international environmental standards, there has been a history of legal challenges to the Cerro San Pedro Mine. Current legal challenges relate primarily to a land use dispute.

On November 18, 2009 PROFEPA, the Mexican environmental enforcement agency, issued an order that MSX was to suspend mining operations at the Cerro San Pedro Mine.  PROFEPA’s order followed  a ruling by the Federal Court of Fiscal and Administrative Justice (“FCFAJ”) in September 2009 that SEMARNAT, the Mexican government’s environmental protection agency, nullify the Mine’s Environmental Impact Statement (“EIS”) which was issued in 2006.  The First Federal District Court in San Luis Potosi has issued injunctions to ensure that operations at the Cerro San Pedro Mine continue during the appeals process. The latest injunction was received on October 4, 2010.

MSX appealed the September 2009 ruling of the FCFAJ. A hearing was held in the Third Federal District Court in Mexico City in April 2010 and a negative decision was issued by the court in July 2010. MSX appealed the negative decision and in November 2010, a Collegiate Appeals Court in Mexico City ruled unanimously in favour of MSX’s position in its appeal against the September 2009 nullification of the EIS.  That ruling effectively reestablishes the validity of the mine’s 2006 EIS.

MSX continues to work with all levels of government and other external stakeholders to maintain uninterrupted operation the Cerro San Pedro Mine.

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	Three Months Ended December 31,		Year Ended December 31,
	2010	2009	2010	2009
Operating Data
Tonnes of ore mined (000's)	2,952	2,818	10,790	11,899
Tonnes of waste mined (000's)	5,243	3,099	16,580	16,768
Ratio of waste to ore	1.78	1.10	1.54	1.41
Tonnes of ore processed (000's)	2,952	2,818	10,790	11,899
Average gold grade (grams/tonne)	0.58	0.44	0.62	0.45
Average silver grade (grams/tonne)	30.66	28.10	37.84	30.68
Gold (ounces):
Produced(1)	38,874	25,781	118,708	95,502
Sold	38,666	24,455	114,713	93,312
Silver (ounces):
Produced(1)	700,988	312,848	2,188,235	1,496,958
Sold	696,161	298,107	2,143,721	1,475,317
Realized prices(3):
Gold ($/ounce)	1,373	1,079	1,262	978
Silver ($/ounce)	26.91	17.36	21.40	14.48
Total cash cost per gold ounce sold(2)(4)	138	436	230	407

Financial Data
Revenues	71,831	31,563	190,459	112,642
Earnings from mine operations	36,515	10,117	84,200	28,124

(1)
Tonnes of ore processed each quarter do not necessarily correspond to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold and silver.

(2)
The calculation of total cash cost per ounce of gold is net of by-product silver revenue.  If the silver revenues were treated as a co-product, average total cash cost at Cerro San Pedro Mine for the three months ended December 31, 2010, would be $460 per ounce of gold (2009 - $541 ) and $9.01 per ounce of silver (2009 - $8.71 ). For the year ended December 31, 2010 the average total cash cost at Cerro San Pedro Mine would be $478 per ounce of gold (2009 - $515 ) and $8.08 per ounce of silver (2009 - $7.63 ).

(3)	Realized price is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP. See Endnote 2 at the end of this MD&A.
(4)	Total cash cost is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP. See Endnote 1 at the end of this MD&A.

FOURTH QUARTER OF 2010 COMPARED TO FOURTH QUARTER OF 2009

Gold production for the fourth quarter of 2010 increased by 51% to 38,874 ounces, compared to 25,781  ounces produced in the same prior year period. The increased gold production was a result of mining of higher grade ore per the mine plan sequencing and leach pad recoveries returning to more steady-state levels during the fourth quarter of 2010. Silver production increased to 700,988 ounces compared to 312,848 ounces in the same prior year period. The increased production resulted from favourable ore grades quarter on quarter and improved silver recoveries from the leach pad.

Revenue for the fourth quarter of 2010 was $71.8 million, which was a 128% or $40.3 million increase over the same prior year period. The main driver for this was an  increase in gold sales of 14,211 ounces and an increase in the average realized price. The average realized gold price per ounce during the fourth quarter 2010 and 2009 was $1,373 and $1,079 respectively, which corresponds well to the average London Metals Exchange PM gold fix price of $1,367 and $1,102 per ounce, respectively. The average realized silver price per ounce during the fourth quarter 2010 and 2009 was $26.91 and $17.36 respectively, which also

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correlates to the average London Metals Exchange silver fix price of $26.43 and $17.58 per ounce, respectively.

Total cash cost(1) per ounce of gold sold in the fourth quarter of 2010 was $138 per ounce compared to $436 per ounce in the same prior year period, representing a decrease of 68%. The decrease in total cash cost(1) is a result of higher by-product revenues resulting from higher silver volumes and higher realized silver price during the fourth quarter of 2010 when compared to the same prior year period. These benefits were partially offset by higher total tonnes moved, higher diesel prices and the appreciation of the Mexican Peso during the fourth quarter of 2010 when compared to the same period in 2009.

The increased gold sales, coupled with a significant reduction in total cash cost(1) per ounce of gold sold, net of by-product sales, resulted in Cerro San Pedro generating $36.5 million in earnings from mine operations in the fourth quarter of 2010 compared to $10.1 million in the same period of the prior year.

Cash flow relating to capital expenditures totaled $1.2 million and $1.5 million for the three month period ended December 31, 2010 and 2009, respectively. Capital expenditures in 2010 were primarily associated with a leach pad expansion.

YEAR ENDED 2010 COMPARED TO YEAR ENDED 2009

Gold production for the year ended December 31, 2010 was 118,708 ounces compared to 95,502 ounces produced in the same period in 2009. The increased gold sales and production in 2010 were attributable to the mining of higher average grade ore and improved leach pad recoveries and were partially offset by the mining of fewer ore tonnes as a result of the delayed receipt of the explosives permit in the first quarter of 2010.

Revenue for the year ended December 31, 2010 was $190.5 million compared to $112.6 million in the same prior year period. The average realized gold price(2) during 2010 of $1,262 per ounce compares favourably to the average London Metals Exchange PM gold fix price of $1,225 per ounce. In 2009, the Cerro San Pedro Mine recognized an average realized gold price(2) of $978 per ounce of gold sold relative to the London Metals Exchange PM gold fix price of $1,100 per ounce . The average realized silver price per ounce during 2010 and 2009 was $21.40 and $14.48 respectively, which also correlates to the average London Metals Exchange silver fix price of $20.16 and $14.65 per ounce, respectively.

Total cash cost(1) per ounce of gold sold for the year ended December 31, 2010 was $230 per ounce compared to $407 per ounce in the same prior year period. The decrease in cash cost(1) was driven primarily by higher by-product revenues resulting from higher silver volumes and higher realized silver price during the 2010. This benefit was partially offset by the appreciation of the Mexican Peso and higher diesel prices during 2010 when compared to the same period in 2009.

As a result of the lower costs and higher realized gold prices, Cerro San Pedro generated $84.2 million in earnings from mine operations in 2010 compared to $28.1 million in the same period of the prior year.

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Cash flow relating to capital expenditures totaled $8.9 million and $3.2 million respectively for the year ended December 31, 2010 and 2009. Capital expenditures in 2010 were primarily associated with a leach pad expansion.

IMPACT OF FOREIGN EXCHANGE ON OPERATIONS

The Cerro San Pedro Mine was impacted by changes in the value of the Mexican peso against the U.S. dollar in the fourth quarter of 2010 relative to the fourth quarter of 2009. The value of the Mexican peso increased from an average of 13.07 to the U.S. dollar in the fourth quarter of 2009 to 12.40 to the U.S. dollar in the fourth quarter of 2010. This had a negative impact of approximately $32 per ounce of gold sold.

The value of the Mexican peso increased from an average of 13.51 to the U.S. dollar in 2009 compared to 12.65 to the U.S. dollar in 2010. This had a negative impact of approximately $40 per ounce of gold sold.

C.	PEAK MINES, NEW SOUTH WALES, AUSTRALIA

The Company’s 100% owned Peak Mines gold-copper mining operation is located in the Cobar Mineral Field near Cobar, New South Wales, Australia. Peak Mines consists of mining and exploration licenses totaling 845 square kilometres of prospective ground covering the mining operation and mineralized extensions.

	Three Months Ended December 31,		Year Ended December 31,
	2010	2009	2010	2009
Operating Data
Tonnes of ore processed (000’s)	200	202	775	794
Average gold grade (grams/tonne)	5.18	4.24	4.23	4.05
Average copper grade (%)	1.11	0.99	1.01	1.00
Gold (ounces):
Produced	29,581	24,646	95,180	93,247
Sold	27,905	26,159	84,793	87,812
Copper (thousands of pounds):
Produced	4,236	3,905	15,340	15,613
Sold	4,709	4,831	14,050	13,901
Realized prices (1):
Gold ($/ ounce)	1,385	1,139	1,257	994
Copper ($/ pound)	3.89	2.94	3.48	2.54
Total cash cost per gold ounce sold (2)	312	339	361	334

Financial Data
Revenues	55,316	42,044	150,630	116,631
Earnings from mine operations	20,253	10,816	56,810	41,811

(1)	Realized price is a non-GAAP financial performance measure with no standard meaning under U.S. GAAP. See Endnote 2 at the end of this MD&A.
(2)
Total cash cost is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP.  See Endnote 1 at the end of this MD&A.  The calculation of total cash cost per ounce of gold is net of by-product copper revenue.  If the copper revenue was treated as a co-product, average total cash cost at Peak Mines for the three month period ended December 31, 2010 would be $601 per ounce of gold and $1.95 per pound of copper, as compared to $540 per ounce of gold and $1.65 per pound of copper for the period ended December 31, 2009.  For the year ended December 31, 2010 the average cash cost at Peak Mines would be $593 per ounce of gold (2009 - $482 ) and $1.88 per pound of copper (2009 - $1.41 ).

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FOURTH QUARTER OF 2010 COMPARED TO FOURTH QUARTER OF 2009

Peak Mines produced 29,581 ounces of gold and 4.2 million pounds of copper during the fourth quarter of 2010 compared to 24,646 ounces of gold and 3.9 million pounds of copper in the same prior year period. Gold production increased due to the mine sequencing leading to higher head grades. Mill throughput was 199,580 tonnes in the fourth quarter 2010 compared to 201,795 tonnes in 2009. Mill feed grade was 22% higher in gold grade and 12% higher in copper grade. During the fourth quarter of 2010, higher gold grades were produced from the Perseverance and New Occidental ore bodies.

Revenue for the fourth quarter of 2010 was 32% higher than in the same quarter 2009 mainly due to higher realized gold prices(2) of $1,385 per ounce compared to $1,139 per ounce and the higher realized copper prices of $3.89 per pound compared to $2.94 per pound in the same prior year period. This compares to the average London Metals Exchange PM gold fix price of $1,367 and $1,102 per ounce for the fourth quarter of 2010 and 2009, respectively. The average London Metals Exchange copper fix price was $3.92 for the fourth quarter of 2010 and $3.02 for the fourth quarter of 2009. Year-end copper concentrate stocks, containing 11,933 ounces of gold and 3.5 million pounds of copper, are relatively high compared to the prior year.

Total cash cost(1) per ounce of gold sold, net of by-product sales, for the fourth quarter was $312 compared to $339 in the fourth quarter of 2009. Total cash cost(1) decreased as higher by-product revenues from increased copper prices were only partially offset by the appreciation of the Australian dollar and lower copper sales volumes in the fourth quarter of 2010 when compared to the same period of 2009.

The higher average realized price, offset by increased total cash cost(1) per ounce of gold sold, net of by-product sales and reduced sales volume resulted in Peak Mines generating $20.3 million in earnings from operations during the fourth quarter of 2010 compared to $10.8 million in the same period of the prior year.

Capital expenditures totaled $11.7 million and $9.4 million for the three month period ended December 31, 2010 and 2009, respectively. Significant capital expenditure during the fourth quarter of 2010 included building of conventional copper flotation cells, Perseverance Zone D fresh air vent project and routine underground development.

YEAR ENDED 2010 COMPARED TO YEAR ENDED 2009

Peak Mines produced 95,180 ounces of gold and 15.3 million pounds of copper during 2010 compared to 93,247 ounces of gold and 15.6 million pounds of copper for the same prior year period. These variances are largely due to the decreased processed ore with a scheduled mill shutdown in March 2010, offset by production from the higher ore grade Chesney ore body that commenced in the first six months of 2009. Mill throughput for 2010 was 2%lower than same period in 2009. Mill feed grade was 4% higher in gold grade and 1% higher in copper grade.

Revenue for 2010 was higher than in 2009 mainly due to higher realized gold prices(2) of $1,257 per ounce compared to $994 per ounce and the higher realized copper prices of $3.48 per pound compared to $2.54 per pound in the same prior year period. This compares to the average London Metals Exchange PM gold fix

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price of $1,225 and $973 per ounce for 2010 and 2009, respectively. The average London Metals Exchange copper fix price was $3.42 for 2010 and $2.35 for 2009.

Total cash cost(1) per ounce of gold sold, net of by-product sales, for 2010 was $361 compared to $334 in the same period of 2009. The increase in total cash cost(1) was mainly attributable to the appreciation of the Australian dollar.  These cost increases were partially offset by higher by-product revenues from both higher copper sales volume and price.

The higher average realized price, offset by increased total cash cost(1) per ounce of gold sold, net of by-product sales and reduced gold sales volume resulted in Peak Mines generating $56.8 million in earnings from operations during 2010 compared to $41.8 million in the same period of the prior year.

Capital expenditures totaled $29.7 million and $28.6 million for the year ended December 31, 2010 and 2009, respectively. Capital expenditures in 2010 were primarily associated with a new truck, building of conventional copper flotation cells, Perseverance Zone D fresh air vent project and routine underground development.

IMPACT OF FOREIGN EXCHANGE ON OPERATIONS

Peak Mines’ operations continue to be impacted by fluctuations in the valuation of the Australian dollar against the U.S. dollar. The value of Australian dollar in the fourth quarter of 2010 averaged 1.01 compared to 1.10 in the fourth quarter of 2009 resulting in a negative impact on cash costs(1) of approximately $80 per gold ounce sold.

The value of Australian dollar in 2010 averaged 1.09 compared to 1.28 in 2009 resulting in a negative impact on cash costs(1) of approximately $146 per gold ounce sold.

PROJECT DEVELOPMENT REVIEW

A.	MESQUITE MINE, CALIFORNIA, USA

During the fourth quarter of 2010, the Company concluded its investigation of the economic viability of the sulphide mineral resource at the Mesquite gold mine. A program involving approximately 12,000 metres of exploration drilling to confirm continuity of mineralization within the sulphide mineral resource was completed. The results of the drilling program indicate that the potential to expand the sulphide resource is insufficient to warrant further exploration. Metallurgical testing of the sulphide mineralization is scheduled to continue during 2011 to provide further confirmation of estimated gold recoveries for the sulphide resource.  As a result of drilling in 2010, an additional 1.1 million ounces of oxide mineral resource was added to Mesquite’s resource base.

B.	CERRO SAN PEDRO MINE, SAN LUIS POTOSÍ, MEXICO

During the fourth quarter of 2010, the Cerro San Pedro Sulphide exploration project progressed with the completion of an 8,980 metre core drilling to explore a zone of high grade manto-style sulphide mineralization as it extends from an area of historic underground mining south of the current open pit.

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Drilling during the fourth quarter has confirmed the continuation of high grade manto zone south and west of the currently defined resource. Highlights from the fourth quarter drilling program include hole 43C located approximately 100 metres southwest of the currently defined manto resource. Hole 43C intercepted two separate zones of manto mineralization including a 4.5 metre interval averaging 14.2 g/t gold, 376 g/t silver, 10.5% zinc and 5.5% lead followed by an 8.0 metre interval averaging 2.33 g/t gold, 218.5 g/t silver, 3.5% zinc and 3.5% lead. Additionally, the deep penetrating Titan geophysical survey completed during the third quarter has provided further evidence that the San Pedro manto system remains open for another several hundred metres south of the latter drill intercept. Exploration of the San Pedro sulphide manto will continue during 2011.

C.	PEAK MINES, NEW SOUTH WALES, AUSTRALIA

During the fourth quarter of 2010, the Company’s ongoing mineral resource development program at Peak Mines’ operations resulted in the completion of 11,111 metres of exploration and delineation diamond drilling to replace mine depletion. This total includes 9,948 metres of underground drilling to delineate and explore for additional reserves in the Perseverance deposit, 68 metres of underground drilling to delineate reserves in the New Cobar deposit, and 1,094 metres of surface drilling to explore the Fortitude prospect south of the Company’s Perseverance mine. The Company’s regional exploration initiative at Peak Mines likewise continues with geophysical surveys and geochemical sampling of targets identified within the Cobar mineral field. The Company has many surface and underground targets and the mine geology and exploration goal is to replace reserves consumed by mining activities in 2011, and generate additional resources in the areas surrounding the mine.

D.	NEW AFTON PROJECT, BRITISH COLUMBIA, CANADA

The Company’s New Afton copper-gold development project is located in Kamloops, British Columbia, Canada.  The New Afton project’s property package consists of the nine square kilometre Afton mining lease which centers on the New Afton copper-gold mine currently under development as well as 126 square kilometres of exploration licenses covering multiple mineral prospects within the historic Iron Mask mining district.

Project spending for the fourth quarter of 2010 was $47.9 million including capitalized interest of $5.3 million compared to $23.6 million including capitalized interest of $4.5 million for the fourth quarter of 2009. Project spending in 2010 was $107.0 million, including $20.8 million of interest, compared to $76.2 million, including $19.1 million of interest, for 2009.

Underground development advanced a total of 3,873 metres during 2010 compared to an advance of 1,708 metres during 2009. In the quarter, underground development advanced a total of 1,394 metres compared to an advance of 1,066 metres during the third quarter of 2010. Shotcrete support work during the period included the spraying of 3,054 cubic metres in the development headings compared to 2,198 cubic metres in the third quarter.

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Excavation and ground support of the Conveyor Transfer Chamber (CTC 2), the second large bulk mining excavation at New Afton was completed during the fourth quarter.   Conveyor Transfer Chambers CTC3, CTC4 and the Development Crusher excavation and ground support started during the fourth quarter. Mining of Conveyor Leg 4 continued to be driven from the top and bottom during the quarter with 47 metres remaining to break through.  Excavation continues on the extraction and undercut drifts in the ore-body at the mining level horizon. The first ore has been stockpiled on surface approximate to the mill for future concentration.  Raise boring started on VR5, the fourth main ventilation raise from the surface.  Difficult ground conditions were encountered and the raise will be relocated to a geologically more favorable location.

Construction activities continued on the surface in the fourth quarter with the completion of installation of buried services (utilities), installation of support pilings around the concentrator and ore stockpile areas and the erection of the process and fresh water tanks. The permanent natural gas supply was commissioned and implemented for the heating of the Concentrator.  The construction of the Reclaim Chamber and related civil work made satisfactory progress during the quarter.  Work in the Concentrator originally scheduled for 2011 was commenced in the fourth quarter as an overall schedule mitigation measure.  The work was confined to temporary sub-slab fill removal and replacement, pouring of concrete slabs, footings, sumps and the installing and energizing of high-bay lighting.

Underground construction centered on CTC 1 structural aspects and service piping installation and   conveyor table anchor bolt remediation in Leg 1.  The construction contractor performed additional work for the installation of permanent ventilation doors and related ventilation equipment.  In addition, the contractor was also tasked with the excavation of an ALIMAK raise to assist the raise bore contractor with the freeing of its drill stem.

Electrical activities included reticulation of temporary underground development power, communications, controls, design and BC Hydro permitting for the 138 kV power supply.  These activities included construction of the Main Substation ‘switchhouse’ and revised routing of the 13.8 kV power to the lower reaches of the mine.  Additional work was also undertaken to supply power for the temporary contractors’ facilities and work areas around the site.

Mechanical crews focused on several mobile equipment reliability issues, notably shotcrete sprayer availability following return of the rebuilt 706 unit that had been damaged in the second quarter, problems with reliability and supply of scoop transmissions, continued problems with haul truck axles, and ongoing parts availability issues with suppliers.

Surface projects in the fourth quarter included preparation, clean-up and reorganization of materials storage areas, site preparation and construction of a new warehouse building, clearing of stored materials from inside the concentrator building in advance of planned fill material and slab sub-base preparation, continued mine dry facility expansion, site road improvements, maintenance and crane, excavator, loader and skid-steer work in support of construction and maintenance activities.

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E.	EL MORRO PROJECT, ATACAMA REGION, CHILE

The Company’s 30% owned El Morro copper-gold project is located in the Atacama Region, Chile, approximately 80 kilometres east of the city of Vallenar. El Morro was acquired by the Company as part of the business combination with Metallica Resources Inc. on September 30, 2008. The project is a development stage asset initially managed under a shareholder agreement with Xstrata, the previous project operator and owner of a 70% interest.

On October 12, 2009, Barrick announced that it had entered into an agreement with Xstrata to acquire Xstrata’s 70% interest in the El Morro project. Datawave held a right of first refusal over Xstrata’s 70% interest which came into effect when the agreement with Barrick was announced. On January 7, 2010, Datawave provided notice to Xstrata of the exercise of its right of first refusal to acquire Xstrata’s 70% interest in the El Morro project for $463.0 million. The Company completed this transaction on February 16, 2010. Goldcorp loaned the $463.0 million to a Datawave subsidiary to fund the exercise of the right of first refusal. After acquisition of Xstrata’s 70% interest by a Datawave subsidiary, Datawave sold that subsidiary to a subsidiary of Goldcorp.   Concurrent with the sale of the Datawave subsidiary to a subsidiary of Goldcorp, Datawave received a $50.0 million payment and the parties amended the terms of the existing El Morro Shareholders’ Agreement ("the Agreement").  As a result of these transactions, New Gold will continue its participation as a 30% partner in the El Morro project under the amended Agreement.

Goldcorp has agreed to fund 100% of the Datawave’s share of the development and construction capital for the project, which was estimated in the El Morro feasibility study at approximately $2.5 billion. Under the former Xstrata carried funding arrangements, the Company would have been required to fund approximately $225.0 million or 9% of the project capital before completion of the project, however under the new funding arrangement, New Gold will not need to fund any of the project capital before completion of development and construction.  Additionally, New Gold agreed on a reduced interest rate of the U.S. 7-year treasury rate plus 1.87% which is now locked in at 4.58%.  At December 31, 2010, the outstanding loan balance was $8.1 million including accrued interest ($3.7 million – 2009).

On January 13, 2010, New Gold received a Statement of Claim filed by Barrick in the Ontario Superior Court of Justice, against New Gold, Goldcorp, and affiliated subsidiaries. A Fresh Amended Statement of Claim was received in August 2010 which included Xstrata and its affiliated subsidiaries as defendants. The claim relates to New Gold's exercise of its right of first refusal with respect to the El Morro copper-gold project. New Gold believes that the claim is without merit and intends to defend this action using all available legal avenues.

During the fourth quarter of 2010, the El Morro project activities included the continued management of the Environmental Impact Statement application review process, which commenced in November 2008, and detailed engineering and design work for the access road and related project infrastructure. New Gold's 70% joint venture partner on the El Morro Project, Goldcorp Inc., continues to work through the permit review process for the project with a target to begin construction in the first half of 2011.

The scientific and technical information in the above sections has been prepared under the supervision of Mark Petersen, a Qualified Person under National Instrument 43-101 and an employee of the Company.

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REVIEW OF FINANCIAL RESULTS

FOURTH QUARTER 2010 COMPARED TO FOURTH QUARTER 2009

Revenues increased by 44% or $57.6 million to $189.4 million when comparing the fourth quarter of 2010 to 2009. The increase was attributed to an increase in average realized prices(2) for gold, silver and copper to  $1,316 per ounce, $26.98 per ounce, and $3.89 per pound in the fourth quarter of 2010, respectively; compared to $1,074 per ounce, $17.36 per ounce and $2.94 per pound in the fourth quarter of 2009, respectively. Additionally, sales of gold ounces increased to 116,964 ounces compared to 106,475 ounces in the same prior year period and sales of silver ounces increased to 696,161 from 298,107 in the same prior year period.

Operating expenses increased from $67.4 million in 2009 to $80.8 million in the fourth quarter of 2010. The increase is attributed to an increase in mining rate and related production levels, an adverse impact of foreign exchange as the U.S. dollar has weakened to the Australian dollar and Mexican peso and higher consumable prices.

Depreciation and depletion was $24.7 million for the fourth quarter of 2010 compared to $24.7 million for the fourth quarter of 2009 reflecting an increase in production and related depreciation expense on a unit of production basis, particularly at Cerro San Pedro.

For the three months ended December 31, 2010, New Gold had earnings from mine operations of $83.9 million compared with $39.7 million in the same prior year period.

Corporate administration costs were $8.9 million in the fourth quarter of 2010 compared to $9.4 million incurred in the same prior year period. Stock-based compensation costs included within corporate administration were $1.8 million and $1.8 million in fourth quarters of 2010 and 2009, respectively.

Exploration expense is $3.4 for the fourth quarter of 2010 relative to $1.3 in the same prior year period. The increase is primarily related to $1.4 million of exploration expense related to the Mesquite Sulphide project.

On July 1, 2009, the Company met the criteria for hedge accounting under the Canadian Institute of Chartered Accountants’ Handbook section 3865 – Hedges in accounting for its gold hedge and fuel contracts. Application of the accounting standards allows the Company to record realized gains and losses on gold hedge settlements within revenue. For settlements on the fuel hedges, the realized gains and losses are classified within operating expenses. Changes resulting from the mark-to-market of the gold hedge and fuel contracts are now recognized within Other Comprehensive Income.  On December 16, 2010, a portion of the gold hedge was moved from one counterparty to another where the underlying terms of the agreement were not materially changed.  This resulted in a de-designation and subsequent immediate re-designation of the hedge position.  On re-designation, the Company continued to meet the criteria for hedge accounting under the Canadian Institute of Chartered Accountants’ Handbook section 3865 – Hedges in accounting for its gold hedge and fuel contracts.

For the three month period ended December 31, 2010, the Company’s Mesquite Mine realized losses of $7.4 million within revenues for settlement of three months of gold hedge contracts totaling 16,500 ounces. As a

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result of the increase in the spot price of gold from $1,307 per ounce to $1,406 per ounce between September 30, 2010 and December 31, 2010, the Mesquite Mine recognized $22.2 million of pre-tax unrealized losses in the mark-to-market of remaining contracts within Other Comprehensive Income.

During the fourth quarter of 2010, the Company recognized a $15.7 million loss related to the write-down of its Liberty Bell exploration property for which there is no prior period comparative.  Drilling results in 2010 did not warrant further exploration at Liberty Bell.

During the fourth quarter of 2010, the Company had realized and unrealized gains on investments related to the mark to market of remaining Asset Backed Notes of $2.1 million as the credit quality of these notes continues to improve. This compares to a loss of $14.6 million for the same prior year period.

The Company has a prepay option on the senior secured notes which was fair valued at $7.7 million at December 31, 2010 generating an unrealized loss of $3.9 million for the quarter. As the Company’s creditworthiness improves, there is a deemed benefit to exercising the prepay option on the senior secured notes and refinancing at lower rates. This is an accounting transaction and has no cash impact. The earnings impact in the prior year period is $nil.

The Company recorded a gain on sale of investments related to shares held in Beadell of $39.7 million for which there is not prior year comparative.

The Company recognized a foreign exchange loss of $9.6 million in the fourth quarter of 2010 compared to a loss of $11.2 million in the same prior year period. During the fourth quarter of 2010, the U.S. dollar weakened against the foreign currencies that the Company operates in. The Canadian and Australian dollars strengthened 3% and 5% respectively against the U.S. dollar since September 30, 2010. The foreign exchange loss arose due to the revaluation of monetary assets and liabilities and future income tax liabilities recorded on the business combination between New Gold, Metallica, and Peak Gold. The sum of the monetary items represents a net liability position which increased on a U.S. dollar basis as a result of the relative strength of the Canadian and Australian dollars.

Income and mining tax expense in the fourth quarter of 2010 was $11.2 million compared to $4.5 million in the same prior year period, reflecting an effective tax rate of 13% for the fourth quarter of 2010.  The fourth quarter tax expense was low due to the gain on sale of the Beadell shares being sheltered.
For the three months ended December 31, 2010, New Gold had net earnings from continuing operations of $72.9 million, or $0.19 per basic share. This compares with a net loss from continuing operations of $2.3 million, or a loss of $0.01 per basic share in the same prior year period. In the fourth quarter of 2010, net earnings, including earnings from discontinued operations, was $72.9 million, or $0.19 per basic share. This compares with a net loss of $7.7 million, or $0.02 per basic share in 2009.

YEAR ENDED DECEMBER 31, 2010 COMPARED TO YEAR ENDED DECEMBER 31, 2009

Revenues increased by 64% or by $206.7 million to $530.5 when compared to $323.8 million in the same prior year period. The increase is attributed to an increase in average realized prices(2) for gold, silver and copper to $1,194 per ounce, $21.40 per ounce, and $3.48 per pound in the fourth quarter of 2010, respectively; compared to $987 per ounce, $14.48 per ounce and $2.54 per pound in the fourth quarter of 2009, respectively. Additionally, 2010 includes the full year of gold sales for the Mesquite Mine compared to seven post- acquisition months for 2009. The Mesquite Mine sold 169,571 ounces of gold in in  2010

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compared to 95,056 ounces in the same prior year period representing the seven-month period of ownership.

Operating expenses increased from $176.5 million in  2009 to $250.3 million during  2010. The addition of the Mesquite Mine to the Company’s operating mines for a full twelve month period relative to seven post- acquisition months in 2009 contributed an incremental $42.0 million to operating expenses. Increased production, higher consumable costs and adverse foreign exchange movements further impacted operating cost year on year.

Depreciation and depletion for the year ended December 31, 2010 was $77.0 million compared to $58.7 million for the same prior year period. This was primarily attributed to the addition of the Mesquite Mine to the Company’s operating mine portfolio on May 27, 2009. For 2010, the Mesquite Mine incurred incremental depreciation and depletion expense of $9.9 million. Further increase results from an increase in production and related depreciation expense on a unit of production basis.

For the year ended December 31, 2010, New Gold had earnings from mine operations of $203.1 million compared with $88.6 million in the same prior year period.

Corporate administration costs of $32.6 million in 2010 were 32% higher than $24.7 million incurred in the same prior year period. Corporate administration was higher in 2010 primarily due to a negative foreign exchange impact, additional legal costs, increase stock based compensation and an increased corporate salary base following the business combination with Western Goldfields Inc. Nearly all corporate costs are incurred in Canadian dollars, which has appreciated 11% to the U.S. dollar relative to  2009.  This generates a negative foreign exchange impact of approximately $2.9 million. Stock-based compensation costs included within corporate administration were $8.2 million and $6.6 million in 2010 and 2009, respectively.

Exploration costs of $12.8 million in  2010 were higher than $6.4 million for the same prior year period. The increase was driven by the Peak Mines where exploration activity has increased  significantly relative to  2009 which is primarily planning and evaluation. Additionally, the Mesquite mine had increased expenditure primarily related to the Mesquite Sulphide project generating $2.9 million of exploration expense in 2010.

On July 1, 2009, the Company met the criteria for hedge accounting under the Canadian Institute of Chartered Accountants’ Handbook section 3865 – Hedges in accounting for its gold hedge and fuel contracts. Application of the accounting standards allows the Company to record realized gains and losses on gold hedge settlements within revenue. For settlements on the fuel hedges, the realized gains and losses are classified within operating expenses. Changes resulting from the mark-to-market of the gold hedge and fuel contracts are now recognized within Other Comprehensive Income.  On December 16, 2010, a portion of the gold hedge was moved from one counterparty to another where the underlying terms of the agreement were not materially changed.  This resulted in a de-designation and subsequent immediate re-designation of the hedge position.  On re-designation, the Company continued to meet the criteria for hedge accounting

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under the Canadian Institute of Chartered Accountants’ Handbook section 3865 – Hedges in accounting for its gold hedge and fuel contracts.

For the year ended December 31, 2010, the Company’s Mesquite Mine realized losses of $20.0 million within revenues for settlement of twelve months of gold hedge contracts totaling 66,000 ounces. As a result of the increase in the spot price of gold from $1,088 per ounce to $1,406 per ounce between December 31, 2009 and December 31, 2010, the Mesquite Mine recognized $65.8 million of pre-tax unrealized losses in the mark-to-market of remaining contracts within Other Comprehensive Income.

Following the acquisition of Mesquite Mine and prior to the Company meeting the criteria for hedge accounting, a gain of $9.0 million was recorded in 2009 for realized and unrealized gain on fuel and hedge contracts. The 2010 period has no comparative as realized losses of $20.0 million on hedge settlement are recorded in revenue and unrealized mark to market gains or losses are recorded in Other Comprehensive Income.

During 2010, the Company recognized a $15.7 million loss related to the write-down of its Liberty Bell exploration property for which there is no prior period comparative.  Drilling results in 2010 did not warrant further exploration at Liberty Bell.

During 2010, the Company had realized and unrealized gains on investments related to the mark to market of remaining Asset Backed Notes of $9.1 million. This compares to a gain of $0.4 million for the same prior year period.  Additionally, a gain on redemption of long term debt of $14.2 million was realized in 2009 compared to $nil for the same period in the current year.

The Company has a prepay option on the senior secured notes which was fair valued at $7.7 million at December 31, 2010 generating an unrealized gain equal to that value in 2010. As the Company’s creditworthiness improves, there is a deemed benefit to exercising the prepay option on the senior secured notes and refinancing at lower rates. This is an accounting transaction and has no cash impact. The earnings impact in the prior year period is $nil.

The Company recognized a foreign exchange loss of $21.8 million in 2010 compared to a loss of $52.7 million in the same prior year period. The foreign exchange losses arise due to the revaluation of monetary assets and liabilities and future income tax liabilities recorded on the business combination between New Gold, Metallica, and Peak Gold. The sum of the monetary items represents a net liability position which decreased on a U.S. dollar basis as a result of the relative strength of the Canadian and Australian dollars. The prior year period loss of $52.7 million arose as the U.S. dollar significantly weakened to all foreign currencies that New Gold operates in during  2009. The loss for the year ended December 31, 2010 is lower than the prior comparative since the Company now holds a significant portion of its cash in Canadian dollars which offsets the Canadian dollar denominated debt.

Income and mining tax expense in  2010 was $41.1 million compared to a $14.9 million in the same prior year period, reflecting an effective tax rate of 23% for  2010.

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For the year ended December 31, 2010, New Gold had net earnings from continuing operations of $134.9 million, or $0.35 per basic share. This compares with a net loss from continuing operations of $183.4 million, or $(0.60) per basic share in the same prior year period. In  2010, net earnings, including earnings from discontinued operations, was $177.0 million, or $0.46 per basic share. This compares with a net loss of $194.3 million, or $(0.64) per basic share in 2009.

QUARTERLY INFORMATION
(tabular data in thousands of U.S. dollars, except per share amounts)

	2010	2010	2010	2010	2009	2009	2009	2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Gold sales (ounces)	116,964	89,692	82,401	80,020	106,475	77,645	52,890	55,397
Revenues	189,355	127,116	112,359	101,620	131,765	88,491	59,199	44,325

Net earnings (loss) from continuing operations	72,879	27,446	17,418	17,188	(2,295)	6,096	(199,304)	12,069

Earnings (loss) per share from continuing operations
Basic	0.19	0.07	0.04	0.04	(0.01)	0.02	(0.77)	0.06
Diluted	0.18	0.07	0.04	0.04	(0.01)	0.02	(0.77)	0.06

Net earnings (loss)	72,879	27,446	59,136	17,493	(7,650)	4,101	(202,846)	12,079
Earnings (loss) per share
Basic	0.19	0.07	0.15	0.04	(0.02)	0.01	(0.79)	0.06
Diluted	0.18	0.07	0.15	0.04	(0.02)	0.01	(0.79)	0.06

BALANCE SHEET REVIEW

A.	ASSETS

At December 31, 2010, New Gold held cash and cash equivalents of $490.8 million. This compared to $271.5 million held at December 31, 2009 including restricted cash.  As at December 31, 2010, $330.6 million of the cash is held in Canadian dollars. Of the Company’s holdings, $143.5 million is held in Canadian federal and provincial treasury bills and $191.8 million in cash. The remainder is held in the following liquid forms: banker’s acceptances, term deposits, and guaranteed investment certificates.

B.	ASSET BACKED NOTES

At December 31, 2010, the Company owned long-term Asset Backed Notes (“AB Notes”) with a face value of $21.0 million (Cdn$20.9 million). These AB Notes were issued in replacement of asset backed commercial paper (“ABCP”) formerly held by the Company. When the ABCP matured but was not redeemed in 2007, it became the subject of a restructuring process that replaced the ABCP with long-term asset backed securities. The restructuring was completed and the AB Notes were issued on January 21, 2009.

The Company has estimated the fair value of the remaining AB Notes at December 31, 2010 based on market bid prices. As a result of this analysis, the Company has estimated the fair market value of its AB Notes investment to be $7.5 million as at December 31, 2010.

Subsequent to the year-end, all AB Notes were disposed of for proceeds of $8.9 million (C$8.8 million).

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C.	INVESTMENT IN BEADELL SHARES

At September 30, 2010 the Company owned 115 million shares in Beadell that were acquired as partial consideration in the Amapari transaction. On the closing date of the transaction, April 13, 2010, the shares were valued at $18.6 million (Aud$20.1 million). The Company designated its investment in Beadell as an available for sale financial asset with changes in fair value being included in Other Comprehensive Income.  On December 1, 2010, the Company sold the 115 million shares, with Beadell’s consent to release the shares from a 12 month escrow, at A$0.53 per share for total net proceeds of A$60.3 million or $58.4 million.

D.	FUEL CONTRACTS

New Gold’s wholly-owned subsidiary, Western Mesquite Mines Inc. (“WMMI”), entered into fuel hedge contracts with financial institutions in December 2008 and January 2009. As at December 31, 2010 all of the hedging contracts had been settled.  The hedging contracts represented a total commitment of 2.9 million and 3.0 million gallons of diesel per year at a weighted average price of $1.75 and $1.94 per gallon in 2009 and 2010. New Gold assumed the liability upon acquisition of Western Goldfields on May 27, 2009. The Company financially settled 252,000 gallons of diesel per month related to these contracts until December 31, 2010.

The Company’s fuel hedge contracts did not initially meet the criterion in Section 3865 - Hedges, and therefore were not designated as cash flow hedges. Accordingly, period-end mark to market adjustments related to these contracts were immediately reflected on the statement of operations of the Company as unrealized gains or losses on fuel hedging contracts and the cumulative effect was reflected as an asset or liability on the balance sheet.

On July 1, 2009, the Company’s fuel contracts met the requirements under Section 3865 - Hedges and were therefore designated as cash flow hedges against forecasted purchases of fuel for expected consumption at the Mesquite Mine. Prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method. The prospective test is based on regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in commodity prices over prior periods. The retrospective test involves comparing the effect of historic changes in fuel prices each period on the fair value of both the actual and hypothetical derivative using a hypothetical derivative method. The effective portion of changes in fair value of the commodity contracts is recorded in Other Comprehensive Income until the forecasted transaction impacts earnings. Where applicable, the fair value of the derivative has been evaluated to account for the Company’s credit risk.

The cumulative fuel hedge asset as at December 31, 2010 was nil. The Company has not entered into any new fuel hedging contracts for 2011, but will continue to monitor fuel prices.

E.	GOLD HEDGE CONTRACTS

Under the terms of the term loan facility entered into by WMMI, as a condition precedent to drawdown of the loan, WMMI entered into a gold hedging program required by the banking syndicate. As such, at the time of the agreement, the Company had executed gold forward sales contracts for 429,000 ounces of gold at a

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price of $801 per ounce. New Gold assumed the liability upon acquisition of Western Goldfields Inc. on May 27, 2009. As at December 31, 2010, the remaining gold contracts represent a commitment of 5,500 ounces per month for 48 months with the last commitment deliverable in December 2014 for a total of 264,000 ounces.

The Company’s gold hedge contracts did not initially meet the criterion in Section 3865 - Hedges, and therefore were not designated as cash flow hedges. Accordingly, the period-end mark to market adjustments related to these contracts were immediately reflected on the statement of operations of the Company as unrealized gains or losses on gold forward sales contracts and the cumulative effect was reflected as an asset or liability on the balance sheet.

On July 1, 2009, the Company’s gold hedging contracts met the requirements for cash flow hedges under Section 3865 - Hedges. Prospective hedge effectiveness is assessed on these hedges using the hypothetical derivative method. The hypothetical derivative assessment involves comparing the effect of theoretical shifts in forward gold prices on the fair value of both the actual hedging derivative and a hypothetical derivative. The retrospective assessment involves comparing the effect of historic changes in gold prices each period on the fair value of both the actual and hypothetical derivative. The effective portion of the gold contracts is recorded in Other Comprehensive Income until the forecasted gold sale impacts earnings. Where applicable, the fair value of the derivative has been evaluated to account for the Company’s credit risk.

On December 16, 2010, a portion of the gold hedge was moved from one counterparty to another where the underlying terms of the agreement were not materially changed.  This resulted in a de-designation and subsequent immediate re-designation of the hedge position.  On re-designation, the Company continued to meet the criteria for hedge accounting under the Canadian Institute of Chartered Accountants’ Handbook section 3865 – Hedges in accounting for its gold hedge and fuel contracts.  As such, the Company continues to account for the hedges in the same manner as it did prior to the change.

The remaining contracts were marked to market as at December 31, 2010 using the December 31, 2010 spot price of $1,406 per ounce, resulting in a cumulative unrealized pre-tax loss of $153.4 million that has been disclosed as a liability and a pre-tax adjustment of $65.8 million to Other Comprehensive Income for the year ending December 31, 2010.

F.	LONG-TERM DEBT

The majority of the Company’s contractual obligations consist of long-term debt and interest payable. At December 31, 2010, the Company had $229.9 million in long-term debt compared to $225.5 million at December 31, 2009.

Long-term debt obligations are comprised primarily of senior secured notes and subordinated convertible debentures. The senior secured notes (“Notes”), which were originally issued by New Gold pursuant to a note indenture dated June 28, 2007, mature and become payable on June 28, 2017 and bear interest at a rate of 10% per annum. At December 31, 2010 the face value of the Notes totalled $188.0 million (Cdn$187.0 million). Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year. Once the New Afton project is in commercial production, the Company will be obligated to offer to repay a

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face value amount equal to 50% of excess cash flow each year, at the option of the note holders. The Company also has the option to prepay the Notes at a price ranging from 120% to 100% (decreasing rates based on the length of time the Notes are outstanding). At December 31, 2010 the redemption price was 110%, which is scheduled to decrease to 105% on June 28, 2011. These Notes are secured by the New Afton Project assets. Capitalized interest relating to the Notes was $4.9 million and $19.4 million in the fourth quarter of and full year 2010 compared to $4.1 million and $17.6 million during the fourth quarter of and full year 2009.

The Company has 55,000 subordinated convertible debentures (“Debentures”) that bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014 at a conversion price of Cdn$9.35 per share. At December 31, 2010, the aggregate principal of the Debentures was $55.3 million (Cdn$55.0 million). The Debentures are accounted for as compound financial instruments comprised of a liability and an equity component. At December 31, 2010, the carrying amount of the liability of $42.6 million will be accreted to the face value of the Debentures over their term to maturity. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year. Capitalized interest relating to the Debentures was $1.5 million and $5.6 million in the fourth quarter and full year 2010 compared to $1.4 million and $5.2 million during the fourth quarter of and full year 2009.

On December 16, 2010, the Company entered into an agreement for a $150 million revolving credit facility with a syndicate of banks.  The amount of the Facility will be reduced by $50 million if the Cerro San Pedro Mine is not operational for 45 consecutive days due to any injunction, order, judgment or other determination of an official body in Mexico as a result of any disputes now or hereafter before an official body in Mexico with jurisdiction to settle such a dispute.  However, the full $50 million of credit will be reinstated if operations at the Cerro San Pedro Mine resume in accordance with the mine plan for 45 consecutive days and no similar disruption event occurs during this period.   The purpose of the Facility is for general corporate purposes, including acquisitions.  The Facility, which is secured on the Company’s material assets (excluding the New Afton and El Morro project assets) and a pledge of certain subsidiary shares, has a term of three years with annual extensions permitted.  The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens.  Significant financial covenants are as follows:

Minimum tangible net worth	$1.38 billion at September 30, 2010 + 25% of positive quarterly net income
Minimum interest coverage ratio (EBITDA to interest)	4.0:1.0
Maximum leverage ratio (debt to EBITDA)	3.0:1.0
The Company is in compliance with these covenants at December 31, 2010.

The interest margin on drawings under the Facility ranges from 2.00% to 4.25% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s debt to EBITDA ratio (the Debentures are not considered debt for covenant purposes) and the currency and type of credit selected by the Company. Based on Prime Rate and

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the Company’s debt to EBITDA ratio, the interest at December 31, 2010 would be 5.0% if any funds had been drawn.  The standby fees on undrawn amounts under the Facility range between 0.75% and 1.06% depending on the Company’s debt to EBITDA ratio.

To the date of this MD&A, the Company has not drawn any funds under the Facility, however the Facility has been used to issue an A$10.2 million letter of credit related to Peak Mines’ reclamation obligation to the New South Wales government in Australia. In addition, the previously issued C$9.5 million letter of credit provided to B.C. Hydro for support of power and transmission construction work has been brought under the Facility.  No other changes have been made to the letter of credit. Subsequent to December 31, 2010 the Company used the Facility to issue an $8.0 million letter of credit in January 2011 related to the New Afton reclamation obligation to the British Columbia government in Canada.  As a result of issuing the letter of credit, the British Columbia government has released to the Company in February 2011 the $8.0 million cash on deposit with a major Canadian bank.  At December 31, 2010, $122.7 million of the Facility remains unused.

New Gold’s wholly-owned subsidiary Western Goldfields Inc. had a $105.0 million term loan facility with a syndicate of banks under which $86.3 million was borrowed in connection with the development of the Mesquite Mine. The Facility was secured by all of the assets of WMMI and a pledge of the shares of WMMI owned by the Company. The loan was assumed upon completion of the Western Goldfields Inc. acquisition on May 27, 2009.

The remaining loan balance of $27.2 million was fully repaid on February 26, 2010 which allows the Company the flexibility to monetize the remaining hedges outstanding at its discretion. The gold hedge extends to the end of 2014 and the related security and covenants have been released by the syndicate of banks on December 14, 2010 when New Gold entered in to the Facility.  The gold hedge is now secured under the new revolving credit facility and shares in security, on a pari passu basis, with the new lenders.  One of the banks under the Facility has also replaced two of the original banking institutions as the hedge counterparty for a portion of the overall hedge under the same terms.  The hedge will remain in place until the hedge is monetized or delivered over this period at 5,500 ounces per month at $801 per ounce.

G.	FUTURE INCOME AND MINING TAXES

The net future income tax liability decreased slightly from $297.2 million on September 30, 2010 to $270.0 million on December 31, 2010 (December 31, 2009 - $327.5 million).  The change was primarily attributed to the recognition of future income tax assets associated with corporate head office expenses in Canada and unrealized losses on gold hedging in the United States.

The current income tax liability increased from $20.6 million on September 30, 2010 to $34.0 million on December 31, 2010 (December 31, 2009 - $15.7 million).  The change in the current income tax liability is a primarily a function of profitability, tax installment payments, and the impact of foreign exchange.

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H.	ASSET RETIREMENT OBLIGATION

Reclamation and closure cost obligations are asset retirement obligations that arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The Company has future obligations to retire its mining assets including dismantling, remediation and ongoing treatment and monitoring of sites. The exact nature of environmental issues and costs, if any, which the Company may encounter in the future are subject to change, primarily because of the changing character of environmental requirements that may be enacted by governmental agencies.

The Company’s asset retirement obligations consist of reclamation and closure costs for the Mesquite Mine, Cerro San Pedro Mine, Peak Mines and the New Afton development project. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The long-term portion of the liability at December 31, 2010 is $25.7 million compared to $19.9 million at December 31, 2009.  The increase relates to revisions to expected cash flows, accretion and a negative foreign exchange impact.

NON-GAAP MEASURE – TOTAL CASH COST(1) PER GOLD OUNCE CALCULATION

New Gold reports total cash cost(1) on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning under GAAP. The Company follows the recommendations of the Gold Institute Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash cost (1) per ounce of gold sold to the financial statements:

Three months ended December 31,			Twelve months ended December 31,
2010		2009	2010	2009
Operating expenses from continuing operations	80,790	67,369	250,338	176,491
Operating expenses from discontinued operations	-	-	-	11,427
Treatment and refining charges on concentrate sales	2,708	2,643	7,477	7,912
By-product copper and silver sales	(38,097)	(20,075)	(97,273)	(58,612)
Non-cash adjustments	(3,966)	317	(2,421)	(1,368)
Total cash cost	41,435	50,254	158,121	135,850
Ounces of gold sold	116,964	106,475	369,077	292,407

Total cash cost(1) per ounce of gold sold	354	472	428	465

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LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2010, the Company had cash and cash equivalents held by continuing operations of $490.8 million compared to $391.0  and $262.3 million at September 30, 2010 and December 31, 2009 respectively. These balances exclude $6.3 million and $9.0 million at September, 2010 and December 31, 2009 and $8.0 million and $9.0 million at December 31, 2010 of reclamation deposits for the New Afton project and Mesquite Mine, respectively, which are included in Reclamation Deposits and Other on the balance sheet, as well as $1.0 million at December 31, 2010 of amounts held in Builders Lien accounts. The increase in cash in the three month period to the end of 2010 was attributed to the following key items:

▪
Strong cash flows from gold sales at the Company’s Peak Mines, Cerro San Pedro Mine, and Mesquite operating mines which benefited from prevailing average market gold and silver prices of $1,367 and $26.43 per ounce during the quarter;

▪	Project spending at the New Afton project for the quarter ended December 31, 2010 of $47.9 million;

▪	Interest paid on senior secured notes and convertible debentures of $10.8 million;

▪	Proceeds received from the monetization of the Beadell shares of $58.4 million; and

▪
Value received from the strengthening of the Canadian dollar compared to the U.S. dollar, which has increased the U.S. dollar value of the Company’s cash and cash equivalents held in Canadian dollars (approximately $331 million) to fund New Afton construction.

The Company’s cash and cash equivalents are invested in highly liquid, low risk, interest-bearing investments with maturities of 90 days or less from the original date of investment. The surplus corporate funds are only invested with approved government or bank counterparties. This does not include the AB Notes (refer to AB Notes section in Critical Accounting Policies and Estimates for further discussion).

As at December 31, 2010, the Company had working capital of $484.8 million. In the opinion of management, the working capital at December 31, 2010, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis. However, taking into consideration volatile equity markets, global uncertainty in the capital markets and cost pressures, the Company is continually reviewing expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining or increasing production levels at its current operations. Based on our current cash balance it is expected that the Company’s existing cash will be sufficient to fully fund the construction of the New Afton and El Morro projects, however this is subject to change if any acquisitions or external growth opportunities are realized.

During the year ended December 31, 2010, the Company had positive operating cash flows from continuing operations of $182.3 million and invested a total of  $149.2 million in mining interests, including $3.1 million at the Mesquite Mine, $8.9 million at the Cerro San Pedro Mine, $29.7 million at the Peak Mines, $107.0 million at the New Afton project and $0.4 million at other projects.

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LIQUIDITY AND CAPITAL RESOURCES OUTLOOK

The Company’s future profits and cash position are highly dependent on metal prices, including gold, silver and copper. Copper will become increasingly important when the New Afton and El Morro projects are completed, which is expected in 2012 for New Afton and at a later date for El Morro.  In addition to these internal growth opportunities, the Company has other prospective properties which include, but are not limited to, Cerro San Pedro Mine Sulphides, and Rio Figueroa in Chile. Internal growth will focus on the New Afton and El Morro projects; however there are other potential development properties that may become high priorities as further exploration and assessment is completed. In order to supplement this internal growth, the Company considers expansion opportunities through mergers and acquisitions.

Capital expenditures for 2011 are expected to be approximately $416.0 million with approximately $9.0 million allocated to the Mesquite Mine, $12.0 million to the Cerro San Pedro Mine, $45.0 million to the Peak Mines, $292.0 million (including capitalized interest) to the continued development of New Afton and $57.0 million for El Morro and $1.0 million for corporate expenditures.

At the end of the full year the Company has a significant cash and cash equivalents balance of $490.8 million with almost 70% of the funds in Canadian dollars in order to fund the significant spending on New Afton during the period from 2011 to mid-2012. There is a general expectation from economists and market observers that the Canadian dollar will continue to remain strong compared to the U.S. dollar over the mid-term and during the construction phase at New Afton.  As a result, we believe holding significant Canadian dollar cash and cash equivalents balance is a prudent position in order to protect against any increase in the Canadian dollar during this period of significant spending at New Afton. Management believes the Company will not need external financing to complete its major development projects and will continue to seek opportunities to effectively utilize its cash funds. Based on our current cash balance it is expected that the Company’s existing cash will be sufficient to fully fund the construction of the New Afton and El Morro projects.

The Company expects it will not need external financing to repay its remaining debt in 2014 and 2017 and the El Morro carried funding loan with Goldcorp will be repaid directly out of the Company’s share of cash flows from El Morro. These statements are based on the current financial position of the Company and are subject to change if any acquisitions or external growth opportunities are realized.

OUTLOOK

The recovery in the global economy and commodity markets seen during 2009 and into early 2010 has continued in the fourth quarter of 2010 (after a weaker third quarter), however copper prices have been increasing from $3.65 per pound at the end of September 30, 2010 to $4.42 per pound at the end of December 31, 2010. Copper averaged $3.92 and $3.42 per pound during the quarter and year ended December 31, 2010 compared to $3.02 and $ 2.35 per pound in the fourth quarter and full year of 2009. Copper has been well supported by emerging market demand and expectations of supportive policy shifts in China and the U.S. which will lead to further tightening in commodity fundamentals, as well as a tightening supply outlook. In addition, gold and silver prices have increased from the December 31, 2009 and September 30, 2010 closing prices of $1,096 and $1,307 per ounce and $16.92 and $22.07 per ounce to

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$1,406  and $30.63 respectively, at the end of December 2010. The average gold and silver prices for the fourth quarter and full year 2010 were $1,367 and $26.43 per ounce and  $1,225 and $20.19 per ounce, respectively compared to the third quarter ended September 30, 2010 and full year ended December 31, 2009 when prices averaged $1,227  and $18.96 per ounce and $972 and $14.67 per ounce, respectively.  Key factors influencing the price of gold include currency rate fluctuations and the relative strength of the U.S. dollar (less of an influence recently), the supply of, and demand for, gold and macroeconomic factors such as the level of interest rates and inflation expectations. Forecasting metal prices and demand has been difficult; however management believes the long term environment and prospects for our business are favourable. The Company has not hedged foreign exchange rates and metal prices, except to meet the lenders’ requirements related to the Mesquite Mine’s term loan facility (which has been fully repaid in early 2010).

New Gold’s growth plan is focused on organic and acquisition-led growth, and the Company is seeking to be flexible in the current environment to be able to respond to opportunities as they arise, such as acquisitions, debt buybacks, gold hedge monetization and other transactions. Based on our current cash balance it is expected that the Company’s existing cash will be sufficient to fully fund the construction of the New Afton project. In addition, New Gold is not required to fund any of the development capital for the El Morro project, as Goldcorp has agreed to fund our 30% share and will be repaid (principal and interest) solely out of future cash generated from New Gold’s share of the El Morro project’s distributable cash flows.  As at December 31, 2010 the interest rate on New Gold’s share of the capital funded by Goldcorp has been locked in at 4.58%, based on the 7 year U.S. treasury bond yield plus 1.87%, as per the Company’s funding agreement with Goldcorp.

The New Afton project remains on schedule to start commercial production in July, 2012.  The Company looks forward to production commencing as New Afton is expected to contribute significantly to New Gold’s current portfolio of assets.  As a low-cost operation, New Afton should meaningfully expand the Company’s operating margin and cash flow generation.

New Gold’s 2011 guidance for gold production is 380,000 to 400,000 ounces at a total cash cost(1) of $430 to $450 per ounce of gold sold, net of by-product sales.

Mine	Forecast 2011 Gold Production (ounces)	Forecast 2011 Total Cash Cost(1)
Mesquite Mine	145,000 – 155,000	$620 - $640
Cerro San Pedro Mine	135,000 – 145,000	$240 - $260
Peak Mines	90,000 – 100,000	$410 - $430
Total	380,000 – 400,000	$430 - $450

Assumptions used in the 2011 forecast include silver and copper prices of $23.00 per ounce and $3.75 per pound, respectively, and Canadian dollar, Australian dollar and Mexican peso exchange rates of 1.00, 1.05 and 12.50 to the U.S. dollar, respectively.  The oil price is assumed to be $85 per barrel.

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COMMITMENTS

The Company has entered into a number of contractual commitments related to purchases of equipment with long lead times or critical pieces of mining equipment related to the New Afton project. At December 31, 2010, these commitments totaled $54.0 million and are expected to be paid over the next 12 months.

In addition to the above, the Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment at its operating mines. At December 31, 2010, these commitments totaled  $32.2 million and are expected to be paid over the next 12 months.

CONTINGENCIES

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but if reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

A.	AMAPARI MINE

The Company completed the sale of the Amapari Mine to Beadell on April 13, 2010. As part of the agreement selling the Amapari Mine, the Company provided general indemnity for one year in connection with the representations and obligations of the Company under the sale agreement. The indemnity is limited to claims in excess of an amount equal to $5.0 million and in no event shall the aggregate amount of all claims exceed $10.0 million.

B.	EL MORRO TRANSACTION

On January 13, 2010, New Gold received a Statement of Claim filed by Barrick in the Ontario Superior Court of Justice, against New Gold, Goldcorp and affiliated subsidiaries. A Fresh Amended Statement of Claim was received in August 2010 which included Xstrata and its affiliated subsidiaries as defendants. The claim relates to New Gold’s exercise of its right of first refusal with respect to the El Morro copper‐gold project. New Gold believes the claim is without merit and intends to defend this action using all available legal avenues. No amounts have been accrued for any potential loss under this claim.

C.	CERRO SAN PEDRO MINE

New Gold owns 100% of the Cerro Sand Pedro Mine through the Mexican Company, MSX.

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On November 18, 2009 PROFEPA, the Mexican environmental enforcement agency, issued an order that MSX was to suspend mining operations at the Cerro San Pedro Mine.  PROFEPA’s order followed  a ruling by the Federal Court of Fiscal and Administrative Justice (“FCFAJ”) in September 2009 that SEMARNAT, the Mexican government’s environmental protection agency, nullify the Mine’s Environmental Impact Statement (“EIS”) which was issued in 2006.  The First Federal District Court in San Luis Potosi has issued injunctions to ensure that operations at the Cerro San Pedro Mine continue during the appeals process. The latest injunction was received on October 4, 2010.

MSX appealed the September 2009 ruling of the FCFAJ. A hearing was held in the Third Federal District Court in Mexico City in April 2010 and a negative decision was issued by the court in July 2010. MSX appealed the negative decision and in November 2010, a Collegiate Appeals Court in Mexico City ruled unanimously in favour of MSX’s position in its appeal against the September 2009 nullification of the EIS.  That ruling effectively reestablishes the validity of the mine’s 2006 EIS.

MSX continues to work with all levels of government and other external stakeholders to maintain uninterrupted operation the Cerro San Pedro Mine.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

Certain directors and officers of New Gold are also directors of a company to which the Company pays royalties in the normal course of business. Royalty payments were $7.1 million for the year ended December 31, 2010 (2009 $4.2 million). At December 31, 2010, the Company had $2.1 million included as accrued liabilities related to this company (December 31, 2009 - $1.3 million). These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related party.

A director of New Gold is also a director of the company that purchased from New Gold an interest in the El Morro project.

RISK FACTORS

Readers of this Management’s Discussion and Analysis should give careful consideration to the information included in this document and the Company’s audited consolidated financial statements and related notes. Significant risk factors for the Company are metal prices, government regulations, foreign operations, environmental compliance, asset backed commercial paper, the ability to obtain additional financing, risk relating to recent acquisitions, dependence on management, title to the Company’s mineral properties, and litigation. For details of risk factors, please refer to our audited consolidated financial statements, and Annual Information Form filed from time to time on SEDAR at www.sedar.com.

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FINANCIAL RISK MANAGEMENT

A.	CREDIT RISK

Credit risk is the risk of an unexpected loss if a party to its financial instrument fails to meet its contractual obligations. The Company’s financial assets are primarily comprised of cash and cash equivalents, investments and accounts receivable. Credit risk is primarily associated with trade receivables and investments; however, it also arises on cash and cash equivalents. To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its gold exclusively to large international organizations with strong credit ratings. The Company’s revenue is comprised of gold sales to primarily five customers.

The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at December 31, 2010 is not considered to be high. The Company’s maximum exposure to credit risk at December 31, 2010, is as follows:

	2010	2009
	$	$

Cash and cash equivalents	490,754	262,325
Restricted cash	-	9,201
Accounts receivable	11,929	10,345
Mark-to-market gain on fuel contracts	-	706
Investments	7,533	45,890
Reclamation deposits and other	31,295	17,646
	541,511	346,113

The aging of accounts receivable at December 31, 2010 was as follows:

(U.S. dollars in thousands)
	0-30	31-60	61-90	91-120	Over 120	2010	2009
	days	days	days	days	days	Total	Total
	$	$	$	$	$	$	$

Mesquite mine	193	-	249	-	-	442	273
Cerro San Pedro	3,501	74	42	18	163	3,798	5,348
Peak Mines	3,159	-	1	-	16	3,176	3,922
New Afton	3,581	-	-	-	-	3,581	632
Corporate	932	-	-	-	-	932	170
	11,366	74	292	18	179	11,929	10,345

A significant portion of the Company’s cash and cash equivalents are held in large Canadian financial institutions. Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.

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The Company has a bonding and insurance program, primarily with Chartis, formerly American International Specialty Lines Insurance Company (“AIG Insurance”) in respect of the operations and closure liabilities of the Mesquite Mine. At December 31, 2010, the Company had $9.0 million in the account. In September 2008, AIG Insurance’s parent company, American International Group, Inc. (“AIG”), suffered a liquidity crisis following the downgrade of its credit rating. The United States Federal Reserve loaned money to AIG in order for the company to meet its obligations to post additional collateral to trading partners. As a result of federal and state laws governing the operation of AIG Insurance and segregation of funds, it is not believed that the Company’s funds are at risk. During 2009, AIG has been working through its restructuring under the supervision of the Federal Reserve Bank of New York and the U.S. Department of the Treasury. The U.S. Department of the Treasury has a majority stake in the equity of AIG, which owns Chartis. Chartis is advancing towards the goal of becoming an independent property-casualty and general insurance company and in December 2010 announced that they had signed a definitive recapitalization agreement with the government in the U.S.

The Company sells all of its copper concentrate production to a customer under an off-take contract. The loss of this customer or unexpected termination of the off-take contract could have a material adverse effect on the Company’s results of operations, financial condition and cash flows, however, there are alternative customers in the market.

The Company is not economically dependent on a limited number of customers for the sale of its gold because gold can be sold through numerous commodity market traders worldwide. The Company has five customers (2009, four customers) that account for over 95% (2009, 90%) of the concentrate and doré sales revenue.

Metal sales
Customer	2010	2009
	$	$
1	186,450	112,733
2	142,029	59,516
3	87,758	48,011
4	62,735	47,677
5	22,986	24,728
Total	501,958	292,665
% of total metal sales	95%	90%

B.	LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage.

The following are the contractual maturities of debt commitments. The amounts presented represent the future undiscounted principal and interest cash flows and therefore do not equate to the carrying amounts on the consolidated balance sheet.

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(U.S. dollars in thousands)
	Less than			After	2010	2009
	1 year	1-3 years	4-5 years	5 years	Total	Total
	$	$	$	$	$	$
Accounts payable and
accrued liabilities	66,654	-	-	-	66,654	36,033
Long-term debt	-	-	55,297	188,010	243,307	258,467
Interest payable on	-	-	-	-	-	-
long-term debt	21,566	43,132	38,958	28,201	131,857	147,352
Gold contracts	40,072	76,620	36,683	-	153,375	95,986
	128,292	119,752	130,938	216,211	595,193	537,838

Taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining production levels at its current operations. A period of continuous low gold and copper prices may necessitate the deferral of capital expenditures which may impact production from mining operations. These statements are based on the current financial position of the Company and are subject to change if any acquisitions or external growth opportunities are realized.

C.	CURRENCY RISK

The Company operates in Canada, Australia, Mexico, Chile and the United States. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:

i.	Transaction exposure

The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate. The Company has not hedged its exposure to currency fluctuations.

ii.	Exposure to currency risk

The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, investments, accounts receivable, reclamation deposits, accounts payable and accruals, reclamation and closure cost obligations and long-term debt. The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

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				December 31, 2010
(in thousands)	Canadian	Australian	Mexican	Chilean
	dollar	dollar	peso	peso

Cash and cash equivalents	331,948	41,254	5,224	11
Investments	7,533	-	-	-
Accounts receivable	4,556	3,176	3,063	39
Reclamation deposit	8,043	-	-	-
Prepayment option	7,679	-	-	-
Accounts payable and accruals	(24,458)	(24,415)	(34,003)	-
Reclamation and closure cost obligations	(2,163)	(11,361)	(5,739)	-
Share award units	(3,294)	-	-	-
Long-term debt	(221,832)	-	-	-
Gross balance sheet exposure	108,012	8,654	(31,455)	50

				December 31,2009
	Canadian	Australian	Mexican	Chilean
	dollar	dollar	peso	peso

Cash and cash equivalents	165,147	32,008	2,670	18
Investments	45,890	-	-	-
Accounts receivable	549	3,922	5,674	-
Reclamation deposit	6,211	-	-	-
Prepayment option	-	-	-	-
Accounts payable and accruals	(6,529)	(11,566)	(8,806)	(94)
Reclamation and closure cost obligations	(1,846)	(8,330)	(4,314)	-
Share award units	-	-	-	-
Long-term debt	(206,653)	-	-	-
Gross balance sheet exposure	2,769	16,034	(4,776)	(76)

iii.	Translation exposure

The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar, Australian dollar, Mexican peso and Chilean peso can have a significant impact on the Company’s consolidated operating results. Some of the Company’s earnings translation exposure to financial instruments is offset by interest on foreign currency denominated loans and debt.

A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net earnings (loss) from the financial instruments presented by the amounts shown below.

(in thousands)	2010	2009
	$	$

Canadian dollar	10,801	277
Australian dollar	865	1,603
Mexican peso	(3,146)	(478)
Chilean peso	5	(8)
	8,525	1,394

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D.	INTEREST RATE RISK

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk on its short-term investments. All of the Company’s debt obligations are fixed and therefore there is no exposure to changes in market interest rates. The revolving credit facility interest is variable, however the Facility is undrawn at December 31, 2010.  In particular, the Company is exposed to interest rate changes on short term investments included in cash and cash equivalents. The short term investment interest earned is based on prevailing one to 90 days money market interest rates which may fluctuate. A 1.0% change in the interest rate would result in an annual difference of approximately $3.0 million in interest earned by the Company on cash and short term investments. The Company has not entered into any derivative contracts to manage this risk.

Where possible and depending on market conditions, the Company follows the policy of issuing fixed interest rate debt to avoid future fluctuations in its debt service costs.

E.	COMMODITY PRICE RISK

The Company’s earnings and cash flows are subject to price risk due to fluctuations in the market price of gold, silver and copper. World gold prices have historically fluctuated widely and are affected by numerous factors beyond the Company’s control, including:

▪	the strength of the U.S. economy and the economies of other industrialized and developing nations;

▪	global or regional political or economic crises;

▪	the relative strength of the U.S. dollar and other currencies;

▪	expectations with respect to the rate of inflation;

▪	interest rates;

▪	purchases and sales of gold by central banks and other holders;

▪	demand for jewelry containing gold; and

▪	investment activity, including speculation, in gold as a commodity.

As part of the Western Goldfields Inc. acquisition, the Company acquired gold contracts which mitigate the effects of price changes. The Company designated these contracts as an accounting cash flow hedge effective July 1, 2009.  At December 31, 2010, the Company had remaining gold forward sales contracts for 264,000 ounces of gold at a price of $801 per ounce at a remaining commitment of 5,500 ounces per month for 48 months.

In 2010, the Company’s revenues and cash flows were impacted by the variation in copper prices in the range of $2.76 and $4.42 per pound. There is a time lag between the time of shipment for copper and final

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pricing, and changes in copper pricing can significantly impact the Company’s revenue and working capital position. As of December 31, 2010, working capital includes copper concentrate receivables totaling 0.43 million pounds. A $0.10 change in the copper price would have an impact of $0.1 million on the Company’s working capital position.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company’s production costs are also affected by the prices of commodities it consumes or uses in its operations, such as lime, reagents and explosives. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control. The Company has entered into fuel contracts to mitigate these price risks, however at December 31, 2010, the Company no longer had a remaining commitment to purchase diesel after the final hedge was delivered in December 2010.  The Company will continue to monitor fuel prices and consider future fuel hedges on an opportunistic basis.

The Company is also subject to price risk for changes in the Company’s common stock price per share. The Company has implemented, as part of its long-term incentive plan, a share award unit plan that the Company is required to satisfy in cash upon vesting. The amount of cash the Company will be required to expend is dependent upon the price per common share at the time of vesting. The Company considers this plan a financial liability and is required to fair value the outstanding liability with the resulting changes included in compensation expense each period.

An increase in Gold, Copper and Silver prices would increase the Company’s net earnings whereas an increase in Fuel or Share Award Unit prices would decrease the Company’s net earnings. A 10% increase in prices would impact the Company’s net earnings (loss) before taxes from continuing operations and Other Comprehensive Income before taxes as follows:

	2010	2010	2009	2009
		Other		Other
	Net	Comprehensive	Net	Comprehensive
	Earnings	Income	Earnings	Income
	$	$	$	$

Gold price	44,076	33,201	27,303	31,793
Copper price	4,889	-	3,531	-
Silver price	4,588	-	2,136	-
Fuel price	3,624	-	2,700	695
Share Award Unit	329	-	-	-

F.	ENVIRONMENTAL RISK

The Company is and will be subject to environmental regulation in Australia, Mexico and the United States where it operates, as well in Canada and Chile where it has development properties.  In addition the Company will be subject to environmental regulation in any other jurisdictions in which the Company may operate or have development properties. These regulations mandate, among other things, the maintenance

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of air and water quality standards, land use standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste.

Environmental legislation is evolving in a manner which will require, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, if any, will not adversely affect the Company’s operations or development properties. Environmental hazards may exist on the Company’s properties which are unknown to management at present and which have been caused by previous owners or operators of the properties.

Failure by the Company to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mining operations or its exploration or development of mineral properties and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

CONTRACTUAL OBLIGATIONS

(U.S. dollars in thousands)		Payments due by period

Contractual obligations	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Long-term debt	243,307	-	55,297	-	188,010
Interest payable on long-term debt	131,857	21,566	43,132	38,958	28,201
Operating Leases and Other Commitments	156,855	86,167	41,462	29,173	53
Asset retirement obligations	44,193	1,426	1,742	1,315	39,710
Total contractual obligations	576,212	109,159	141,633	69,446	255,974

The majority of the Company’s contractual obligations consist of long-term debt and interest payable. Long-term debt obligations are comprised of senior secured notes and subordinated convertible debentures. The Notes, which were originally issued by New Gold pursuant to a note indenture dated June 28, 2007, mature and become payable on June 28, 2017 and bear interest at a rate of 10% per annum. At December 31, 2010, the face value of the Notes totaled $188.0 million (Cdn$187.0 million) with remaining interest payable totaling $122.2 million (Cdn$121.6 million). Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year. Once the New Afton project is in commercial production, the Company is obligated to offer to repay a face value amount equal to 50% of excess cash flow each year, at the option of the noteholders. The Company also has the option to prepay the Notes at a premium ranging from 110% to 101% (decreasing rates based on the length of time the Notes are outstanding). These Notes are secured on the New Afton project assets and do not have recourse to other assets of New Gold.

The Company has 55,000 subordinated convertible debentures that bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014. At

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December 31, 2010, the aggregate principal of the subordinated convertible debentures was $55.3 million (Cdn$55.0 million) with remaining interest payable totaling $9.7 million (Cdn$9.6 million). Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year.

OUTSTANDING SHARES

As at March 3, 2011, there were 399,101,677 common shares of the Company outstanding. The Company had 13,776,248 stock options outstanding under its share option plan, exercisable for 13,776,248 common shares. In addition, the Company had 56,986,032 common share purchase warrants outstanding exercisable for 56,986,032 common shares

ACCOUNTING POLICIES TO BE IMPLEMENTED SUBSEQUENT TO DECEMBER 31, 2010

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the date IFRS will replace current Canadian GAAP for publicly accountable enterprises. This will result in the Company reporting under IFRS starting with the interim period ending March 31, 2011, with restatement for comparative purposes of amounts reported under Canadian GAAP. The Company expects the transition to IFRS to impact accounting policies, financing reporting, IT systems and processes, as well as certain business activities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Based on historical experience, current market conditions and expert advice, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. The following have been identified as critical accounting policies and estimates and a change in these policies or estimates could materially impact the consolidated financial statements. The Company’s complete accounting policies are described in Note 2 to the consolidated annual financial statements for the year ended December 31, 2009.

A.	INVENTORIES

Heap leach ore, work-in-process, finished goods, and stockpile ore are valued at the lower of average production costs or net realizable value.

Costs are added to ore on leach pad based on current mining costs, including applicable amortization and depletion relating to mining operations. Costs are removed from ore on leach pad as ounces are recovered based on the average cost per estimated recoverable ounce of gold on the leach pad. The estimates of recoverable gold on the leach pad are calculated from the quantities of ore placed on the leach pad (based on measured tonnage), the grade of ore placed on the leach pad (based on assay results), and a recovery percentage (based on ore type).

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Under the heap leaching process, ore on leach pad is treated with a chemical solution which dissolves the gold contained in the ore. The solution is further processed in a plant where the gold is recovered. Metal-in-process inventories represent metal in solution or in subsequent stages of the refining process. In-process inventories are measured based on assays of the solution and projected recoveries from the refining circuit and are valued at average production cost or net realizable value. Average production cost is based on the average cost of material fed into the process from the leach pad plus the in-process conversion costs, including applicable amortization relating to the process facilities. Metal-in-process inventories are valued at the lower of average cost or net realizable value and any adjustment to net realizable value is reflected in the statement of operations as a component of mine operating costs.

Although the amount of recoverable gold ounces placed on the leach pad, based on tonnage and grade of ore, is reconciled to the gold ounces actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and estimates are refined based on actual results over time. The determination of both the ultimate recovery percentage and the quantity of metal expected over time requires the use of estimates, which are subject to revision since they are based upon metallurgical test work. The Company expects to continue to process and recover metal from leach pads until no longer considered economically feasible.

Bullion (metal refined to industry purity standards) inventory, which includes metal held on our behalf by third parties, is valued at the lower of average production cost or net realizable value.

B.	MINERAL PROPERTIES

The Company records mineral property acquisition expenditures and mine development expenditures at cost. The Company capitalizes pre-production expenditures net of revenues received until the commencement of commercial production in accordance with GAAP.

A significant portion of the Company’s mineral property, plant and equipment is depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of reserves expected to be recovered from each location. If these estimates of reserve prices turn out to be inaccurate, or if the Company revises its mining plan for a location due to reductions in the price of gold or otherwise to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of the mineral property, plant and equipment or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

In addition, GAAP requires the Company to consider at the end of each accounting period whether or not there has been an impairment of capitalized mineral property, plant and equipment. For producing properties, this assessment is based on whether factors are present that may indicate a need for a write-down. If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be received or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based

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on current economics or permitting considerations, the Company would be required to write down the recorded value of its mineral property, plant and equipment, which would reduce the Company’s earnings and net assets. Volatility in equity and commodity markets could have a significant impact on the valuation of our mineral properties.

C.	RECLAMATION OBLIGATIONS

The Company has an obligation to reclaim its properties after the minerals have been mined from the site and has estimated the costs necessary to comply with existing reclamation standards. Generally accepted accounting principles require the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets by the same amount. Subsequently, these asset retirement costs are amortized to expense over the life of the related assets using the units-of-production method. At the end of each period the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs). If these estimates of costs or recoverable mineral resources prove to be inaccurate, the Company could be required to write down the recorded value of its mineral property or increase the amount of future depreciation and accretion expense, or both, all of which would reduce the Company’s earnings and net assets.

D.	FUTURE TAX ASSETS AND LIABILITIES

The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes will, more likely than not, fail to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. The Company has reviewed its tax assets at December 31, 2009 and based on management’s current view of future metal prices and exchange rates have determined that the tax assets are still recoverable.

In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that the changes in these estimates could occur and materially affect the amount of future income tax liabilities recorded at the balance sheet date.

E.	REVENUE RECOGNITION

Revenue from the sale of metals is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. These types of adjustments can have a material impact on revenues.

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F.	STOCK-BASED COMPENSATION

CICA Handbook, Section 3870, Stock-Based Compensation and Other Stock-Based Payments establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using the Black-Scholes option pricing model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award’s vesting period. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed January 1, 2011, as the date International Financial Reporting Standards (“IFRS”) will replace current Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises. As a result, the Company will report under IFRS starting with the interim period ending March 31, 2011, with restatement for comparative purposes of amounts reported under Canadian GAAP.

IFRS PROJECT UPDATE

New Gold’s IFRS conversion plan consists of three phases: Scoping and Diagnostic; Detailed Evaluation; and Implementation and Review. The Scoping and Diagnostic phase included the completion of a high-level impact assessment to identify key areas that may be affected by the conversion and the development of a detailed implementation plan. The Detailed Evaluation phase included a detailed analysis of the IFRS – Canadian GAAP differences and accounting policy choices under IFRS, and the initial assessment of the non-financial reporting related impacts. The Scoping and Diagnostic and Detailed Evaluation phases have been completed.

The Implementation and Review phase is in progress and will be completed in the first quarter of 2011. The Company has completed its determination of all significant accounting policies and finalized the IFRS 1 elective exemptions expected to be applied in the IFRS opening balance sheet. The quantification of the preliminary IFRS opening balance sheet was completed in Q4 2010.

Based on the work completed to date, the transition to IFRS did not result in significant impacts to the Company’s business activities or its covenants, capital requirements or compensation arrangements. The transition did not result in significant changes to key controls during or after the transition to IFRS. Changes to financial reporting processes and data systems were required as a result of changes in accounting policies, and internal control and disclosure control documentation is being updated accordingly. The initial training of finance personnel was completed in 2010.

The International Accounting Standards Board responsible for the development and publication of IFRS has a significant number of projects underway, many of which could impact the differences between Canadian GAAP and IFRS applicable to the Company. Changes in IFRS could result in additional adjustments and/or

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changes to the adjustments currently being recognized in the IFRS opening balance sheet. Accordingly, the Company continues to monitor and evaluate changes in IFRS, and to update the conversion plan as required.

PRELIMINARY IFRS OPENING BALANCE SHEET

The Company completed its preliminary IFRS opening balance sheet at January 1, 2010.  The balance sheet reflects accounting policy differences that have been identified to date, as well as the IFRS 1 elections expected to be applied on transition to IFRS. The balance sheet is preliminary and the final opening balance sheet may reflect adjustments relating to any new IFRS pronouncements or other items identified through the first quarter of 2011.

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Reconciliation of Consolidated Balance Sheets as Reported Under Canadian GAAP and IFRS:

		As at December 31,	Effect of	As at January 1,
		2009	IFRS	2010
		CGAAP	Transition	IFRS
(Expressed in thousands of U.S. dollars)	Notes	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets
Cash and cash equivalents		262,325		262,325
Restricted cash		9,201		9,201
Trade and other receivables		10,345		10,345
Inventories		86,299		86,299
Deferred income and mining taxes	A	8,848	(8,848)	-
Current portion of derivative assets		706		706
Prepaid expenses and other		6,933		6,933
Current portion of operations held for sale		10,298		10,298
Total current assets		394,955	(8,848)	386,107

Investments		45,890		45,890
Mining interests	B	2,000,438	(324,980)	1,683,373
	C		(2,626)
	D		8,743
	E		4,311
	F		(2,513)
Deferred tax assets	A	2,250	8,848	11,098
Reclamation deposits and other		17,646		17,646
Assets of operations held for sale	G	27,080	51,909	78,989
Total assets		2,488,259	(265,156)	2,223,103

Liabilities
Current liabilities
Trade and other payables	H	36,033	1,966	37,999
Current portion of long-term debt		12,088		12,088
Current portion of derivative liability		19,206		19,206
Current tax liabilities	H	15,677	(1,966)	13,711
Assets of operations held for sale		10,414		10,414
Total current liabilities		93,418	-	93,418

Reclamation and closure cost obligations	E	19,889	4,875	24,764
Provisions	I		4,541	4,541
Non-current portion of derivative liabilities		76,780		76,780
Share purchase warrants	J	-	29,841	29,841
Deferred taxes liabilities	B	316,426	(81,245)	262,092
	C		1,356
	D		2,186
	F		(754)
	J		11,913
	K		(9,507)
	L		21,717
Long-term debt	C	225,456	9,519	234,975
Employee benefits and other	I	5,355	(4,541)	814
Liabilities of operations held for sale		19,890		19,890
Total liabilities		757,214	(10,099)	747,115

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Reconciliation of Consolidated Balance Sheets as reported under Canadian GAAP and IFRS (continued):

		As at December 31,	Effect of	As at January 1,
		2009	IFRS	2010
		CGAAP	Transition	IFRS
(Expressed in thousands of U.S. dollars)	Notes	(Audited)	(Unaudited)	(Unaudited)
Equity
Common shares	J	1,810,865	(826)	1,810,039
Contributed surplus		82,984		82,984
Share purchase warrants	J	150,656	(138,806)	11,850
Equity components of convertible debentures	C	21,604	(14,145)	7,459
Other reserves	M	(29,205)	1,566	(27,639)
Deficit	B	(305,859)	(243,735)	(408,705)
	C		644
	D		6,557
	E		(564)
	F		(1,759)
	G		51,909
	J		97,878
	K		9,507
	L		(21,717)
	M		(1,566)
Total equity		1,731,045	(255,057)	1,475,988
Total liabilities and equity		2,488,259	(265,156)	2,223,103

NOTES TO THE ABOVE RECONCILIATION

A.	Deferred tax classified as current

IFRS does not permit deferred tax to be classified as current. Reclassification from current to non-current is therefore required. Accordingly, the balance of $8.9 million in deferred income and mining taxes was reclassified to deferred tax assets – non-current.

B.	Fair value as deemed cost

Under IFRS 1, the Company elected to measure the New Afton project at fair value on transition to IFRS and use that fair value as its deemed cost (please refer below for further details on the IFRS 1 exemption). The Company has calculated the fair value of the project using a discounted cash flow methodology. Under Canadian GAAP, the estimates of future cash flows used to test the recoverability were on an undiscounted basis.

The write-down of the project to its fair value on the date of transition resulted in a $325.0 million decrease in mining interests, a decrease in deferred tax liabilities of $81.2 million, with an offsetting adjustment of $243.8 million to the deficit balance in the opening balance sheet. The use of the fair value as deemed cost election will result in setting a new historical cost base of the property from which potential future impairment losses and reversals will be measured.

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C.	Convertible debentures

IFRS requires the liability component of convertible financial instruments to be measured first, and the residual amount assigned to the equity component. Under Canadian GAAP, the Company used the relative fair values of the debt and equity to allocate.

As a result of the difference in allocation between debt and equity, the opening balance sheet adjustment required was an increase to long term debt of $9.5 million, a reduction in the equity portion of convertible debt of $14.1 million, a decrease in mining interests of $2.6 million, an increase in deferred tax liabilities of $1.4 million and a net adjustment of $0.6 million to the deficit balance.

D.	Foreign currency translation

IFRS does not have the concept of group functional currency and requires a separate functional currency assessment for each entity within the consolidated group. Under Canadian GAAP, all the Company’s entities have U.S. dollar functional currencies.

Under IFRS, the Company will continue with U.S. dollar functional currencies for all entities, with the exception of the New Afton project. The Canadian dollar was determined to be the functional currency for New Afton under IFRS. The project was considered an integrated operation under Canadian GAAP.

This difference resulted in an $8.7 million increase in mining interests, an increase in deferred tax liabilities of $2.2 million, with an offsetting adjustment to the deficit balance of $6.5 million in the Company’s opening balance sheet.

E.	Decommissioning Liabilities (Reclamation and closure cost obligations)

IFRS requires provisions to be updated at each statement of financial position (balance sheet) date using a current pre-tax discount rate (which reflects current market assessment of the time value of money and the risk specific to the liability). Canadian GAAP requires the use of a current credit-adjusted, risk-free rate for upward adjustments, and the original credit-adjusted, risk-free rate for downward revisions.

This difference resulted in different discount rates being applicable for IFRS purposes than the discount rates used for Canadian GAAP. Accordingly, the Company was required to recalculate its reclamation and closure costs obligations and related asset amounts on transition. In performing the calculations, the IFRS 1 elective exemption for decommissioning liabilities was applied (see IFRS 1 below).

The impact on the opening balance sheet was an increase in reclamation and closure cost obligations of $4.9 million, an increase in mining interests of $4.3 million, with an offset to the deficit balance of $0.6 million.

F.	Property, plant and equipment

IFRS requires identifying and measuring the cost of significant individual components of assets which have different useful lives than the core asset. Significant components are then separately depreciated based on their individual useful lives.

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The impact on the opening balance sheet was a decrease in mining interests of $2.5 million, a decrease in deferred tax liabilities of $0.7 million, with an offset to the deficit balance of $1.8 million.

G.	Reversal of Impairment loss

Under IFRS, previous impairment losses recognized must be reversed where circumstances have changed such that the impairments have reduced (other than for impairments of goodwill, which are not reversed). Reversals of impairment losses are not permitted under Canadian GAAP.

The Company increased the carrying value by $51.9 million for the Amapari property to reverse an impairment charge that was recognized in 2008. The increase resulted in an impairment reversal to the fair value of the property, less estimated costs to sell, at January 1, 2010.

As the Amapari property was held for sale at January 1, 2010, the adjustment resulted in an increase to assets of operations held for sale, with the offset to the deficit balance.

H.	Interest and Penalties related to income taxes payable

IFRS does not permit interest and penalties related to income taxes to be classified as income and mining taxes payable. Accordingly, $2.0 million in current tax liabilities was reclassified to trade and other payables.

I.	Provisions

IFRS requires provisions to be disclosed separately from other liabilities. Accordingly, $4.5 million in employee benefits was reclassified to provisions.

J.	Share purchase warrants

Under IFRS, share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency are required to be classified and accounted for as financial liabilities at their fair values, with changes in fair values being included in the statement of earnings.  Under Canadian GAAP, all the Company’s outstanding share purchase warrants are classified and accounted for as equity.

The opening balance sheet adjustment resulted in an increase in financial liabilities of $29.8 million, a reduction in share purchase warrants included in the equity of $138.8 million, an increase in deferred tax liabilities of $11.9 million, a reduction in common shares of $0.8 million, with a net adjustment of $97.9 million to the deficit balance.

K.	Deferred taxes

Under Canadian GAAP, a deferred tax asset was not recognized on the disposition of the AB Notes, as it was assumed there was no future source of capital gains. Under IFRS, due to the deferred tax liability recognized on the warrants (refer to Note J above), a deferred tax asset is required to be recognized on disposition of the notes.

The impact on the opening balance sheet was a decrease in deferred tax liabilities of $9.5 million, with an offsetting adjustment to the deficit balance.

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L.	Deferred taxes

IFRS requires a deferred tax asset or liability to be recognized for exchange gains and losses related to non-monetary assets and liabilities that are re-measured into the functional currency using the historical exchange rates. Under Canadian GAAP, a deferred tax asset or liability is not recognized for a temporary difference arising from the difference between the historical exchange rate and the current exchange rate translations of the cost of non-monetary assets and liabilities of integrated foreign operations.

As a result of this difference, an adjustment was required to increase deferred tax liabilities by $21.7 million, with an offset to the deficit balance on transition.

M.	Foreign currency IFRS 1 transitional provision

IFRS 1 allows cumulative translation differences for all foreign operations to be reset to zero at the date of transition to IFRS. Please refer to IFRS 1 below for further details on this optional exemption.

The Company had $1.6m in accumulated other comprehensive income which was reset to zero on transition.

IFRS 1 EXEMPTIONS

IFRS 1 - First-Time Adoption of International Financial Reporting Standards (“IFRS 1”) provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions to the general requirement for full retrospective application of IFRS.  A summary of each of the exemptions elected by Company is as follows:

i)	Business combinations

IFRS 1 provides an option to not restate business combinations that occurred prior to the transition date or to only restate business combinations that occurred after a designated date prior to the transition date. The Company elected to apply this exemption to all business combinations that occurred prior to January 1, 2010. As a result, all prior business combinations will continue to be accounted for as they were under Canadian GAAP.

There was no impact on the opening balance sheet as a result of this election.

ii)	Fair value as deemed cost

IFRS 1 allows an entity to initially measure an item of property, plant and equipment upon transition to IFRS at fair value on the transition date or at an event-driven fair value (i.e. a fair value determined through a business combination or initial public offering). This elective exemption can be applied on an individual asset basis.

The Company elected to measure the New Afton project at January 1, 2010 at fair value and use that fair value as its deemed cost. Please refer to reconciliation Note (B) above.

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iii)	Cumulative translation account (“CTA”)

IFRS 1 allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS, with future gains or losses on subsequent disposal of any foreign operations to exclude translation differences arising from prior to the date of transition to IFRS. The Company elected to apply this exemption, and accordingly reset the CTA to zero on transition to IFRS. Please refer to reconciliation notes (D) and (M) above.

iv)	Decommissioning liabilities

Under IFRS 1, an entity can elect to not apply the provisions of IFRIC 1 - Changes in Existing Decommission, Restoration and Similar Liabilities, as they relate to changes in such liabilities before the date of transition to IFRS.

When applying this exemption, an entity determines its decommissioning liabilities at the transition date, discounts the liabilities back to the dates when they first arose using management’s best estimate of the historical risk-adjusted discount rates, and depreciates these amounts forward to the transition date to determine the amount to be included in the depreciated cost of the assets.  The Company elected to apply this exemption on transition to IFRS. Please refer to reconciliation note (E) above.

v)	Share-based payment

IFRS 1 encourages, but does not require a first time adopter to apply IFRS 2 – Share-based Payment (“IFRS 2”) to equity instruments that were granted on or before November 7, 2002, or were granted after November 7, 2002 but vested before the Company’s IFRS transition date. Accordingly, an entity may elect not to retrospectively apply IFRS 2 to these equity instruments.

The Company elected this exemption and as a result, has applied IFRS 2 retrospectively for only share-based payments that were granted after November 7, 2002, that had not vested at the date of transition.

There was no impact on the opening balance sheet as a result of this election.

vi)	Borrowing costs

IFRS 1 permits an entity to apply the transitional provisions of IAS 23 - Borrowing Costs (“IAS 23”) as an alternative to full retrospective application. Under these provisions, the Company may elect to only apply IAS 23 to qualifying assets for which the commencement date for capitalization is on or after the date of transition (or an elected earlier date).

The Company elected to apply this exemption from its transition date of January 1, 2010, and as a result, will apply IAS 23 from this date onwards to qualifying properties for which the commencement date for capitalization is January 1, 2010 or later.

There was no impact on the opening balance sheet as a result of this election.

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Preliminary Impact of IFRS conversion on 2010 Results

The Company is in the process of quantifying the impacts of IFRS conversion on the 2010 interim periods and for the year ended December 31, 2010.  The most significant recurring adjustments to profit or loss identified to date relate to share purchase warrants, foreign currency translation, property, plant and equipment and share-based payments.

Under IFRS, the Company’s share purchase warrants with Canadian dollar exercise prices are classified as derivatives liabilities. Accordingly, the mark-to-market gains/losses from changes in fair value will be reflected in profit or loss. Under Canadian GAAP, the share purchase warrants were classified as equity. The expected impact of this difference on the Company’s statement of earnings for the year ended December 31, 2010, is an unrealized loss on derivative liabilities of $93 million and a $4 million foreign exchange loss.

Under IFRS, the functional currency of the Company’s New Afton project is the Canadian dollar. Under Canadian GAAP, the project has a U.S. dollar functional currency. This difference results in the foreign currency translation gains/losses for New Afton’s financial statements being included in CTA in equity, rather than in the Company’s statement of earnings. The expected impact of this difference is a decrease in unrealized foreign exchange loss in the Company’s statement of earnings for the year ended December 31, 2010.

The Company is currently finalizing the impact of accounting for significant components on its operating results for the year ended December 31, 2010. The expected impact is a reduction in operating expenditures and an increase in depreciation and depletion expense to be recognized in the Company’s operating results for the year ended December 31, 2010.

Under Canadian GAAP, the Company is recognizing each share-based payment award as a single pool with a fair value based on the specified vesting period for the overall arrangement. Under IFRS, the fair value of each tranche of a share-based payment award is considered a separate grant based on the vesting period with the fair value of each tranche determined separately and recognized as compensation expense over the term of its respective vesting period. In addition, IFRS requires that forfeitures be estimated in advance, whereas a policy choice exists under Canadian GAAP. The Company is currently finalizing the impact of these differences on its statement of earnings for the year ended December 31, 2010, but the expected impact is a reduction in share-based payment expense.

CONTROLS AND PROCEDURES

A.	DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

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B.	MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (“IFCR”) is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

▪	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

▪
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

▪
Provide reasonable assurance regarding prevention or timely detections of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company’s management, including its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that, as of December 31, 2010, the Company's internal control over financial reporting is effective based on those criteria.

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The Company’s internal control over financial reporting as of December 31, 2010 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2010. Deloitte & Touche LLP as stated in their report, that immediately precedes the Company's audited consolidated financial statements for the year ended December 31, 2010, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

C.	CHANGES IN INTERAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this Management’s Discussion and Analysis.

ENDNOTES

1.
“Total cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, realized gains and losses on fuel contracts, but is exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash cost is then divided by gold ounces sold to arrive at the total cash cost per ounce sold. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

2.	Average realized price per ounce of gold sold is a non-GAAP financial measure which:

▪	excludes from revenues unrealized gains and losses on non-hedge derivative contracts; and,

▪	includes revenues from the Amapari Mine which has been presented as a discontinued operation.

CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this MD&A are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists, or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this document, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this document, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the Company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal with respect to the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risks Factors" included in New Gold's latest Annual Information Form filed on www.sedar.com and this Management's Discussion and Analysis for the year ended December 31, 2010, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this document are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

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